		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Nora M. Jordan
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4684 tel 212 701 5684 fax nora. jordan@davispolk.com

January 11, 2013

Re:
SPDR® S&P MidCap 400® ETF Trust; Filing on Form S-6 for Registration of Securities of Unit Investment Trusts Registered on Form N-8B-2
(Securities Act of 1933 File No. 33-89088; Investment Company Act of 1940 File No. 811-08972)

Via Electronic Filing

Michael J. Spratt, Esq.
Kieran Brown, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Messrs. Spratt and Brown:

           On behalf of SPDR® S&P MidCap 400® ETF Trust (the “Trust”), we thank you for the comments Mr. Brown provided to us telephonically on December 11, 2012 as they relate to Post-Effective Amendment (a “PEA”) No. 21  to the Trust’s registration statement on Form S-6 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2012.  We are writing to respond to your comments below.  Where changes were necessary in response to your comments, they will be reflected in a PEA No. 23 to the Trust’s Registration Statement,1 which will be filed via EDGAR.  To facilitate your review, a PDF version of a changed-pages-only marked copy of the proposed PEA No. 23 to the Trust’s Registration Statement, indicating changes to PEA No. 21 in response to your comments, along with other changes, is being provided to you herewith.  Capitalized terms not defined herein have the meanings set forth in the Registration Statement.

Registration Statement Facing Sheet/ Sponsor/ Trustee

Comment 1	Disclose the Internal Revenue Service Employer Identification Number of each of the Trust, the depositor and the trustee of the Trust, as required per Items 1(a), 2 and 3 of Form N-8B-2.

Response 1	The Internal Revenue Service Employer Identification Numbers of the Trust, the depositor and the trustee of the Trust are 13-7077797, 26-4126158 and 13-5160382,

1 PEA No. 22 was filed via EDGAR on December 28, 2012 solely to delay the date of effectiveness of the Registration Statement.

2	January 11, 2013

respectively, and are now disclosed on the facing sheet and in the “Sponsor” and “Trustee” sections of the Registration Statement.

Prospectus

Fee Table

Comment 2
Confirm that the disclosure in the second paragraph under the fee table is intentionally different from the footnote disclosure under the fee table in Post-Effective Amendment No. 24 to the SPDR® S&P 500® ETF Trust’s registration statement on Form S-6 filed with the SEC on October 25, 2012.

Response 2	We hereby confirm the above.

Comment 3	In the disclosure under the fee table, add disclosure stating whether the reduced fees may be recouped.

Response 3	The requested revision has been made to the relevant disclosure under the fee table, as follows:

The Bank of New York Mellon, the trustee of the Trust (the “Trustee”), has voluntarily agreed to reduce its Trustee’s fee.  Any fees waived by the Trustee may not be recouped by the Trustee in subsequent periods. The amount of the reduction will be equal to the Federal Funds Rate, as published in the Wall Street Journal, multiplied by the daily balance of the Trust’s cash account, reduced by the amount of reserves for that account required by the Federal Reserve Board of Governors. The Trustee reserves the right to discontinue this voluntary fee reduction in the future.

Comment 4	Confirm that the Trust will invest, under normal circumstances, at least 80% of the value of its assets in the particular types of investments suggested by the Trust’s name.

Response 4	At least 80% of the Trust’s assets will be invested in securities comprising the S&P MidCap 400 Index.

Summary—The Trust’s Investments and Portfolio Turnover

Comment 5	Clarify what is meant by “The Trustee aggregates certain of these adjustments” in the second paragraph under “Summary—The Trust’s Investments and Portfolio Turnover” by rephrasing the wording.

Response 5
As the referenced phrase is contained in the Trust Agreement, we believe it is appropriate to use the same wording in the Registration Statement.  The Trustee has confirmed that the referenced phrase means that the Trustee has the ability to wait until the end of a month to make changes to the Portfolio to reflect aggregate changes made by S&P during the month with respect to the identity and/or relative weightings of Index Securities.

Summary—Principal Risks of Investing in the Trust

Comment 6	Regarding the “Index Tracking Risk” under “Summary—Principal Risks of Investing in the Trust,” provide an example of when the Trust would not fully

3	January 11, 2013

replicate the performance of the Index due to the unavailability of certain Index Securities in the secondary market or due to other extraordinary circumstances.

Response 6	The requested revision has been made to the risk factor, as follows:

Index Tracking Risk. While the Trust is intended to track the performance of the Index as closely as possible (i.e., to achieve a high degree of correlation with the Index), the Trust’s return may not match or achieve a high degree of correlation with the return of the Index due to expenses and transaction costs incurred in adjusting the ~~actual balance of the~~ Portfolio. In addition, it is possible that the Trust may not always fully replicate the performance of the Index due to the unavailability of certain Index Securities in the secondary market or due to other extraordinary circumstances (e.g., if trading in a security has been halted).

Comment 7	Move the “Mid-Capitalization Companies Risk” under “Additional Risk Information” to “Summary—Principal Risks of Investing in the Trust.”

Response 7	The requested revision has been made.

Dividends and Distributions—Dividends and Capital Gains

Comment 8
The first paragraph under “Dividends and Distributions—Dividends and Capital Gains” contains a sentence stating that “Because of such fees and expenses, the dividend yield for Units is ordinarily less than that of the Index.”  Delete the word “ordinarily” from such sentence or explain when the dividend yield would not be less than that of the Index.

Response 8
As noted in the Registration Statement in the last paragraph under “Federal Income Taxes – Taxation of the Trust”, “[i]n order to meet the distribution requirements necessary to be exempt from U.S. federal income tax on its distributed income, the Trust may be required to make distributions in excess of the yield performance of the Portfolio Securities and may be required to sell securities in order to do so.”  Accordingly, the word “ordinarily” is being retained and no changes are otherwise being made since there could be instances where the dividend yield for Units is greater than that of the Index.

Expenses of the Trust

Comment 9	Disclose whether the recoupment by the Sponsor in the second paragraph under “Expenses of the Trust” has a time limit.

Response 9
Disclosure regarding the voluntary undertaking by the Sponsor to cap ordinary operating expenses of the Trust, to which the language regarding recoupment relates, has been deleted from the Registration Statement (along with the language on recoupment) as the voluntary undertaking is no longer in effect.

Comment 10	Disclose the aggregate dollar amount of fees paid to the Trustee for the fiscal year ended September 30, 2012 under “Expenses of the Trust—Trustee Fee Scale.”

4	January 11, 2013

Response 10	The requested revision has been made to the first paragraph under “Expenses of the Trust—Trustee Fee Scale” as follows:

~~[~~As of September 30, 2012, and as of December 31, 2012, the ~~Net Assets~~net asset value of the Trust ~~were~~was $~~[_____]~~10,021,306,202 and $~~[_____]~~10,616,753,133, respectively. No representation is made as to the actual ~~Net Assets~~net asset value of the Trust on any future date, as it is subject to change at any time due to fluctuations in the market value of the Portfolio Securities, or to creations or redemptions made in the future.~~]~~ For the fiscal year ended September 30, 2012, the aggregate dollar amount of fees paid to the Trustee was $9,756,064.

Comment 11
The Registration Statement states that the “Adjustment Amount is calculated at the end of each quarter and applied against the Trustee’s fee for the following quarter,” and goes on to describe the calculation process.  Please provide an example.

Response 11	An example of how the Adjustment Amount was calculated during the year ended September 30, 2012 has been added to the end of “Expenses of the Trust—Trustee Fee Scale” as follows:

For example, during the year ended September 30, 2012, the Adjustment Amount included an excess of net transaction fees from processing orders of $9,789,974 and a Trustee earnings credit of $33,910.  Thus, the Adjustment Amount reduced the Trustee’s fee by $9,756,064.

Determination of NAV

Comment 12
Clarify what is meant by “If Portfolio Securities are listed on one or more national securities exchanges, such evaluation is generally based on the closing sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is deemed to be the principal market therefor or, if there is no such appropriate closing sale price on such exchange, at the closing bid price (unless the Trustee deems such price inappropriate as a basis for evaluation),” in the second paragraph under “Determination of NAV.” Alternatively, if such disclosure tracks the terms of the Trust Agreement, so state.

Response 12
The referenced sentence tracks the terms of the Trust Agreement.  We note that all of the Portfolio Securities are listed on one or more national securities exchanges and therefore, under normal circumstances, the closing sale price is available.

Sponsor

Comment 13
Revise the first sentence in the third paragraph under “Sponsor” to clarify that the resignation of the Sponsor is one of the circumstances under which the Trustee may appoint a successor Sponsor, agree to act as Sponsor itself, or terminate the Trust Agreement and liquidate the Trust.

Response 13	The requested revision has been made as follows:

If at any time the Sponsor fails to undertake or perform or becomes incapable of undertaking or performing any of the duties which by the terms of the Trust Agreement are required to be undertaken or performed by it, and such failure is not cured within fifteen (15) Business Days following receipt of notice from the Trustee of

5	January 11, 2013

such failure, or if the Sponsor resigns, or if the Sponsor is adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property is appointed, or a trustee or liquidator or any public officer takes charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, the Trustee may appoint a successor Sponsor, agree to act as Sponsor itself, or terminate the Trust Agreement and liquidate the Trust. Upon the Trustee’s and a successor Sponsor’s execution of an instrument of appointment and assumption, the successor Sponsor succeeds to all of the rights, powers, duties and obligations of the original Sponsor. The successor Sponsor shall not be under any liability under the Trust Agreement for occurrences or omissions prior to the execution of such instrument. Any successor Sponsor may be compensated at rates deemed by the Trustee to be reasonable, but not exceeding the amounts prescribed by the SEC.

Comment 14
Disclose the information required by Item 28(a) and (b) of Form N-8B-2 (i.e., the following information about the depositor’s officers, directors or partners: name, principal business address, nature of relationship with the depositor, ownership of all securities of the depositor, ownership of all securities of the trust, other companies of which each of such persons if presently an officer, director or partner, as well as a brief statement of the business experience during the last five years of each officer, director or partner of the depositor).

Response 14	The requested disclosure has been made under “Sponsor” as follows:

The following information is being provided with respect to each officer and member of the Sponsor as at January [23], 2012.

Name	Nature of Relationship or Affiliation with Sponsor
Joseph Mecane	President
Laura Morrison	Senior Vice President
Janet McGinness	Secretary
NYSE MKT, LLC	Member

The principal business address for each of the officers and members listed above is c/o NYSE Euronext, 11 Wall Street, New York, New York 10005.  None of the officers listed above either directly or indirectly owns, controls or holds with power to vote any of the outstanding limited liability company interests of the Sponsor.  All of the outstanding limited liability company interests of the Sponsor are owned by NYSE MKT, LLC as the sole member of the Sponsor.

None of the individuals listed above either directly or indirectly owns, controls or holds with power to vote any of the outstanding Units of the Trust.

Other Companies of which Each of the Persons2 Named Above is Presently an Officer, Director or Partner

Person Named Above	Name and Principal Business Address of such Other Company	Nature of Business of such Other Company	Nature of Affiliation with such Other Company

Joseph Mecane	NYSE Euronext, 11 Wall Street, New York, New York 10005	Global operator of financial markets and provider of trading technologies.	Executive Vice President

2 Exclude persons whose affiliation with the Sponsor arises solely by virtue of stock ownership (as defined under Section 2(a)(3)(A) of the Investment Company Act of 1940).

6	January 11, 2013

	New York Block Exchange LLC, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	Director

	NYSE Amex Options LLC, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	Director

	NYSE IP LLC, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	Chief Executive Officer

	NYSE MKT, LLC, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	President and Chief Executive Officer

Laura Morrison	NYSE Euronext, 11 Wall Street, New York, New York 10005	Global operator of financial markets and provider of trading technologies.	Senior Vice President

	The Borough of Manhattan Community College Foundation, c/o the City University of New York, 199 Chambers Street, New York, NY 10007	Not-for-profit organization whose sole business is to support the Borough of Manhattan Community College.	Director, Treasurer and Secretary

Janet McGinness3	NYSE Euronext, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	Senior Vice President and Secretary

Joseph Mecane has been employed by NYSE Euronext (or its predecessors) since May 2008.  From November 2004 until May 2008, Mr. Mecane was a Managing Director in the Equities Division of UBS Investment Bank, where he was responsible for overseeing the firm’s wholesale and retail trade-execution business. Laura Morrison has been employed by NYSE Euronext (or its predecessors) since 1995.  Janet McGinness has been employed by NYSE Euronext (or its predecessors) since 2006.

Comment 15	Disclose the general character of the general business engaged in by the depositor under “Sponsor”.

Response 15	The first paragraph under “Sponsor” has been revised with the requested information as follows:

3 In addition to her positions with the Sponsor and NYSE Euronext, Ms. McGinness is a Director and/or an officer (e.g., Senior Vice President, Vice President, Associate General Counsel, Secretary, Assistant Secretary) of 25 other subsidiaries of NYSE Euronext.

7	January 11, 2013

The Sponsor is a Delaware limited liability company incorporated on April 6, 1998 with offices c/o NYSE Euronext, 11 Wall Street, New York, New York 10005.  The Sponsor’s Internal Revenue Service Employer Identification Number is 26-4126158.  The Sponsor’s sole business activity is to act as the sponsor of the Trust and two other ETFs.  On October 1, 2008, the Sponsor became an indirect wholly-owned subsidiary of NYSE Euronext following the acquisition by NYSE Euronext of the American Stock Exchange LLC and all of its subsidiaries. NYSE Euronext is a “control person” of the Sponsor as such term is defined in the Securities Act of 1933.

Comment 16	Confirm whether a notice to shareholders is required to be provided upon the resignation of the Sponsor, the Sponsor’s failure to undertake its duties or if the Sponsor is adjudged bankrupt.

Response 16
The terms of the Trust Agreement do not require that a notice to shareholders be provided upon the resignation of the Sponsor, the Sponsor’s failure to undertake its duties or if the Sponsor is adjudged bankrupt.

Distributor

Comment 17	Disclose the amount of the flat annual fee that the Sponsor pays the Distributor under “Distributor.”

Response 17	The first paragraph under “Distributor” has been revised with the requested information as follows:

The Distributor is a corporation organized under the laws of the State of Colorado and is located at 1290 Broadway, Suite 1100, Denver, CO 80203. The Distributor is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (“FINRA”). The Sponsor pays the Distributor for its services a flat annual fee of $35,000. The Sponsor will not seek reimbursement for such payment from the Trust without obtaining prior exemptive relief from the SEC.

Comment 18
The “Distribution” section states that the Sponsor will not seek reimbursement from the Trust for the payment that the Sponsor makes to the Distributor without obtaining prior exemptive relief from the SEC.  Confirm whether the Sponsor intends to seek such relief.

Response 18	At this time, the Sponsor does not intend to seek such relief.

Trust Agreement—Termination of the Trust Agreement

Comment 19
Under “Trust Agreement—Termination of the Trust Agreement,” the Registration Statement states that the adjustment for inflation in accordance with the CPI-U is to take effect at the end of the fourth year following April 27, 1995.  Revise this disclosure from future tense to past tense, if applicable.

Response 19	The first paragraph under “Trust Agreement—Termination of the Trust Agreement” has been revised to clarify that the adjustment took place and is ongoing, as follows:

The Trust Agreement provides that the Sponsor has the discretionary right to direct the Trustee to terminate the Trust if at any time the ~~NAV~~net asset value of the Trust is less than $100,000,000, as ~~such dollar amount shall be~~ adjusted for inflation in accordance with the CPI-U~~. This adjustment is to take effect~~ at the end of ~~the fourth~~

8	January 11, 2013

~~year following April 27, 1995 and at the end of~~ each year ~~thereafter and to be made so as to reflect the percentage increase in consumer prices as set forth in the CPI-U for the twelve month period ending in the last month of the preceding fiscal year~~from (and including) 1999.

Code of Ethics

Comment 20
Disclose whether the code of ethics adopted by the Trust in compliance with Rule 17j-1 requirements under the Investment Company Act of 1940 permits personnel subject to the code to invest in securities, including securities that may be purchased or held by the Trust.

Response 20	The first paragraph under “Code of Ethics” has been revised with the requested disclosure as follows:

The Trust has adopted a code of ethics in compliance with Rule 17j-1 requirements under the Investment Company Act of 1940. Subject to pre-clearance, reporting, certification and other conditions and standards, the code permits personnel subject to the code, if any, to invest in Index Securities for their own accounts. The code is designed to prevent fraud, deception and misconduct against the Trust and to provide reasonable standards of conduct. The code is on file with the SEC and you may obtain a copy by visiting the SEC at the address listed on the back cover of this prospectus. The code is also available on the SEC’s Internet site at http://www.sec.gov. A copy may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing the SEC at the address listed on the back cover of this prospectus.

Thank you very much for your assistance with this matter.  Please do not hesitate to contact me (212-450-4684) or Aaron Schlaphoff (212-450-4791) if you have any questions.

Very truly yours, /s/ Nora M. Jordan Nora M. Jordan

As filed with the Securities and Exchange Commission on ~~October 31~~January [24], ~~2012~~2013

File No. 33-89088
811-08972

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST EFFECTIVE AMENDMENT NO. ~~21~~[23]
TO
Form S-6
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
ON FORM N-8B-2

A.	Exact name of Trust:
SPDR S&P MIDCAP 400 ETF TRUST
(formerly known as MIDCAP SPDR TRUST SERIES 1 prior to January 27, 2010)
(I.R.S. Employer Identification Number: 13-7077797)
B.	Name of Depositor:
PDR SERVICES LLC
C.	Complete address of Depositor’s principal executive office:
PDR SERVICES LLC
c/o NYSE Euronext
11 Wall Street
New York, New York 10005
D.	Name and complete address of agent for service:
Marija Willen, Esq.
PDR SERVICES LLC
c/o NYSE Euronext
11 Wall Street
New York, New York 10005
Copy to:
Nora M. Jordan, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

It is proposed that this filing will become effective:
[X] ~~60 days after~~immediately upon filing pursuant to paragraph (~~a)(1~~b) of Rule 485.

E.	Title of securities being registered:
An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.
F.	Approximate date of proposed public offering:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.
Check box if it is proposed that this filing will become effective on [date] at [time] pursuant to ~~paragraph (b) of~~ Rule ~~485~~487.

Form N-8B-2	Form S-6
Item Number	Heading in Prospectus
27. Business of depositor	Sponsor
28. Certain information as to officials and affiliated persons of depositor	Sponsor
29. Ownership of voting securities of depositor	Sponsor
30. Persons controlling depositor	Sponsor
31. Payments by depositor for certain services rendered to Trust	*
32. Payments by depositor for certain other services rendered to Trust	*
33. Remuneration of employees of depositor for certain services rendered to Trust	*
34. Compensation of other persons for certain services rendered to Trust	*

IV. Distribution and Redemption of Securities
35. Distribution of Trust’s securities in states	*
36. Suspension of sales of Trust’s securities	*
37. Denial or revocation of authority to distribute	*
38. (a) Method of distribution	Purchases and Redemptions of Creation Units—Purchase (Creation)
(b) Underwriting agreements	Purchases and Redemptions of Creation Units
(c) Selling agreements	Same as set forth in 38(b)
39. (a) Organization of principal underwriter	Distributor
(b) NASD membership of principal underwriter	Distributor
40. Certain fees received by principal underwriters	*
41. (a) Business of principal underwriters	Purchases and Redemptions of Creation Units; Distributor
(b) Branch offices of principal underwriters	*
(c) Salesmen of principal underwriters	*
42. Ownership of Trust’s securities by certain persons	*
43. Certain brokerage commissions received by principal underwriters	*
44. (a) Method of valuation for determining offering price	Portfolio Adjustments; Determination of ~~NAV~~Net Asset Value
(b) Schedule as to components of offering price	*
(c) Variation in offering price to certain persons	*
45. Suspension of redemption rights	*
46. (a) Certain information regarding redemption or withdrawal valuation	Determination of ~~NAV~~Net Asset Value; Purchases and Redemptions of Creation Units—Redemption
(b) Schedule as to components of redemption price	*
47. Maintenance of position in underlying securities	Purchases and Redemptions of Creation Units; Portfolio Adjustments; Determination of ~~NAV~~Net Asset Value; Additional Information Regarding Dividends and Distributions—General Policies

V. Information Concerning the Trustee or Custodian
48. Organization and regulation of trustee	Trustee
49. Fees and expenses of trustee	Summary—Fees and Expenses of the Trust; Expenses of the Trust; Purchases and Redemptions of Creation Units—Redemption
50. Trustee’s lien	Expenses of the Trust; Purchases and Redemptions of Creation Units—Redemption

VI. Information Concerning Insurance of Holders of Securities
51. (a) Name and address of insurance company	*
(b) Types of policies	*
(c) Types of risks insured and excluded	*
(d) Coverage	*
(e) Beneficiaries	*
(f) Terms and manner of cancellation	*
(g) Method of determining premiums	*

iv

[SPDR Logo]

Prospectus Dated ~~October 31~~January [24], ~~2012~~2013
~~Subject to Completion~~

SPDR® S&P MIDCAP 400® ETF Trust (“MDY” or the “Trust”)
(A Unit Investment Trust)

Principal U.S. Listing Exchange for SPDR® S&P MIDCAP 400® ETF Trust: NYSE Arca, Inc.
under the symbol “MDY”

~~[January ___, 2013]~~

The U.S. Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Securities of the Trust (“Units”) are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other agency of the U.S. Government, nor are such Units deposits or obligations of any bank. Such Units of the Trust involve investment risks, including the loss of principal.

COPYRIGHT ~~[~~2013~~]~~ PDR Services LLC

TABLE OF CONTENTS

Page
Summary	1
Investment Objective	1
Fees and Expenses of the Trust	1
The Trust’s Investments and Portfolio Turnover	1
Dividends	2
Redemption of Units	2
Voting Rights; Book-Entry-Only-System	2
Amendments to the Trust Agreement	2
Principal Risks of Investing in the Trust	2
Trust Performance	3
Purchase and Sale Information	4
Tax Information	4
The S&P MidCap 400 Index	4
Dividends and Distributions	5
Dividends and Capital Gains	5
Dividend Reinvestment Service	~~5~~6
Federal Income Taxes	7
Taxation of the Trust	7
Tax Consequences to U.S. Holders	9
Tax Consequences to Non-U.S. Holders	~~11~~10
Report of Independent Registered Public Accounting Firm	12
Statement of Assets and Liabilities	13
Statements of Operations	14
Statements of Changes in Net Assets	15
Financial Highlights	16
Notes to Financial Statements	17
Schedule of Investments	23
Organization of the Trust	32
Purchases and Redemptions of Creation Units	32
Purchase (Creation)	32
Redemption	35
Book-Entry-Only System	37
Portfolio Adjustments	38
Adjustments to the Portfolio Deposit	40
Exchange Listing and Trading	41
Secondary Trading on Exchanges	42
Trading Prices of Units	42
Continuous Offering of Units	42
Expenses of the Trust	43
Trustee Fee Scale	~~45~~44
Determination of ~~NAV~~Net Asset Value	45
Additional Risk Information	45
Additional Information Regarding Dividends and Distributions	46
General Policies	46
Investments by Investment Companies	~~48~~47
Annual Reports	48
Benefit Plan Investor Considerations	48
Index License	~~49~~48
Sponsor	~~50~~49
Trustee	~~51~~52

Depository	~~52~~53
Distributor	~~52~~53
Trust Agreement	~~52~~53
Amendments to the Trust Agreement	~~52~~53
Termination of the Trust Agreement	~~52~~53
Legal Opinion	~~53~~54
Independent Registered Public Accounting Firm and Financial Statements	~~53~~54
Code of Ethics	~~53~~54
Information and Comparisons Relating to Secondary Market Trading and Performance	~~54~~55

“Standard & Poor’s®,” “S&P®,” “SPDR®,” “S&P MidCap 400®,” “Standard & Poor’s MidCap 400 Indextm,” “S&P MidCap 400 Indextm” and “Standard & Poor’s MidCap 400 Depositary ReceiptsTM” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC (“S&P”) and sublicensed for use by State Street Global Markets, LLC. The Trust is permitted to use these trademarks pursuant to a sublicense from State Street Global Markets, LLC. The Trust is not sponsored, endorsed, sold or promoted by S&P, its affiliates or its third party licensors.

SUMMARY

Investment Objective

SPDR® S&P MIDCAP 400® ETF Trust (the “Trust”) seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P MidCap 400® Indextm (the “Index”).

Fees and Expenses of the Trust

This table estimates the fees and expenses that the Trust pays on an annual basis, which you therefore pay indirectly when you buy and hold Units. It does not reflect brokerage commissions that you may pay for purchases and sales of Units on the secondary markets.

Unitholder Fees:	None
(fees paid directly from your investment)

[Estimated Annual Trust Ordinary Operating Expenses:
(expenses that you pay each year as a percentage of the value of your investment)

Current Estimated Annual Trust Ordinary Operating Expenses	As a % of Trust Average Net Assets
Trustee’s Fee	[____]%
S&P License Fee	[____]%
Marketing	[____]%
Other Operating Expenses	[____]%
Total	[____]%

Future accruals will depend primarily on the level of the Trust’s net assets and the level of expenses. There is no guarantee that the Trust’s ordinary operating expenses will not exceed [_____] of the Trust’s daily ~~NAV~~net asset value.

The Bank of New York Mellon, the trustee of the Trust (the “Trustee”), has voluntarily agreed to reduce its Trustee’s fee.  Any fees waived by the Trustee may not be recouped by the Trustee in subsequent periods. The amount of the reduction will be equal to the Federal Funds Rate, as published in the Wall Street Journal, multiplied by the daily balance of the Trust’s cash account, reduced by the amount of reserves for that account required by the Federal Reserve Board of Governors. The Trustee reserves the right to discontinue this voluntary fee reduction in the future.]

Growth of $10,000 Investment Since Inception

[LINE GRAPH TO BE PROVIDED]
____________

(1)	Past performance is not necessarily an indication of how the Trust will perform in the future.

(2)	Effective as of September 30, 1997, the Trust’s fiscal year end changed from December 31 to September 30.

The Trust’s Investments and Portfolio Turnover

The Trust seeks to achieve its investment objective by holding a portfolio of the common stocks that are included in the Index (the “Portfolio”), with the weight of each stock in the Portfolio substantially corresponding to the weight of such stock in the Index.

In this prospectus, the term “Portfolio Securities” refers to the common stocks that are actually held by the Trust and make up the Trust’s Portfolio, while the term “Index Securities” refers to the common stocks that are included in the Index, as determined by the index provider, S&P Dow Jones Indices LLC (“S&P”). At any time, the Portfolio will consist of as many of the Index Securities as is practicable. To maintain the correspondence between the composition and weightings of Portfolio Securities and Index Securities, the Trustee adjusts the

Portfolio from time to time to conform to periodic changes made by S&P to the identity and/or relative weightings of Index Securities in the Index. The Trustee aggregates certain of these adjustments and makes changes to the Portfolio at least monthly, or more frequently in the case of significant changes to the Index.

The Trust may pay transaction costs, such as brokerage commissions, when it buys and sells securities (or “turns over” its Portfolio). Such transaction costs may be higher if there are significant rebalancings of Index Securities in the Index, which may also result in higher taxes when Units are held in a taxable account. These costs, which are not reflected in estimated annual Trust ordinary operating expenses, affect the Trust’s performance. During the most recent fiscal year, the Trust’s portfolio turnover rate was [____]% of the average value of its portfolio. The Trust’s portfolio turnover rate does not include securities received or delivered from processing creations or redemptions of Units. Portfolio turnover will be a function of changes to the Index as well as requirements of the Trust Agreement (as defined below in “Organization of the Trust”).

Although the Trust may fail to own certain Index Securities at any particular time, the Trust generally will be substantially invested in Index Securities, which should result in a close correspondence between the performance of the Index and the performance of the Trust. See “The S&P MidCap 400 Index” below for more information regarding the Index.  The Trust does not hold or trade futures or swaps and is not a commodity pool.

Dividends

Payments of dividends are made quarterly, on the last Business Day (as defined in Purchases and Redemptions of Creation Units—Purchase (Creation)”) of April, July, October and January. See “Dividends and Distributions” and “Additional Information Regarding Dividends and Distributions.”

Redemption of Units

Only certain institutional investors (typically market makers or other broker-dealers) are permitted to purchase or redeem Units directly with the Trust, and they may do so only in large blocks of 25,000 Units known as “Creation Units.”  See “Purchases and Redemptions of Creation Units—Redemption” and “Trust Agreement” for more information regarding the rights of Beneficial Owners (as defined in “Book-Entry-Only System”).

Voting Rights; Book-Entry-Only-System

Beneficial Owners shall not have the right to vote concerning the Trust, except with respect to termination and as otherwise expressly set forth in the Trust Agreement. See “Trust Agreement.” Units are represented by one or more global securities registered in the name of Cede & Co., as nominee for The Depository Trust Company (“DTC”) and deposited with, or on behalf of, DTC. See “Book-Entry-Only System.”

Amendments to the Trust Agreement

The Trust Agreement (as defined below in “Organization of the Trust”) may be amended from time to time by the Trustee and PDR Services, LLC (the “Sponsor”) without the consent of any Beneficial Owners to cure certain defects or as may be required by applicable laws. The Trust Agreement may also be amended by the Sponsor and the Trustee with the consent of the Beneficial Owners to modify the rights of Beneficial Owners under certain circumstances. Promptly after the execution of an amendment to the Trust Agreement, the Trustee arranges for written notice to be provided to Beneficial Owners. See “Trust Agreement—Amendments to the Trust Agreement.”

Principal Risks of Investing in the Trust

As with all investments, there are certain risks of investing in the Trust, and you could lose money on an investment in the Trust. Prospective investors should carefully consider the risk factors described below, as well as the additional risk factors under “Additional Risk Information” and the other information included in this prospectus, before deciding to invest in Units.

Passive Strategy/Index Risk. The Trust is not actively managed. Rather, the Trust attempts to track the performance of an unmanaged index of securities. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the Trust will hold constituent securities of the Index regardless of the current or projected performance of a specific security or a particular industry or market sector. Maintaining investments in securities regardless of market conditions or the performance of individual securities could cause the Trust’s return to be lower than if the Trust employed an active strategy.

Index Tracking Risk. While the Trust is intended to track the performance of the Index as closely as possible (i.e., to achieve a high degree of correlation with the Index), the Trust’s return may not match or achieve a high degree of correlation with the return of the Index due to expenses and transaction costs incurred in adjusting the ~~actual balance of the~~ Portfolio. In addition, it is possible that the Trust may not always fully replicate the performance of the Index due to the unavailability of certain Index Securities in the secondary market or due to other extraordinary circumstances (e.g., if trading in a security has been halted).

Equity Investing Risk. An investment in the Trust involves risks similar to those of investing in any fund of equity securities, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in securities prices.

An investment in the Trust is subject to the risks of any investment in a broadly based portfolio of common stocks, including the risk that the general level of stock prices may decline, thereby adversely affecting the value of such investment. The value of Portfolio Securities may fluctuate in accordance with changes in the financial condition of the issuers of Portfolio Securities, the value of common stocks generally and other factors. The identity and weighting of Index Securities and the Portfolio Securities change from time to time.

The financial condition of issuers of Portfolio Securities may become impaired or the general condition of the stock market may deteriorate, either of which may cause a decrease in the value of the Portfolio and thus in the value of Units. Since the Trust is not actively managed, the adverse financial condition of an issuer will not result in its elimination from the Trust unless such issuer is removed from the Index. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. These investor perceptions are based on various and unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic and banking crises.

Holders of common stocks of any given issuer incur more risk than holders of preferred stocks and debt obligations of the issuer because the rights of common stockholders, as owners of the issuer, generally are subordinate to the rights of creditors of, or holders of debt obligations or preferred stocks issued by, such issuer. Further, unlike debt securities that typically have a stated principal amount payable at maturity, or preferred stocks that typically have a liquidation preference and may have stated optional or mandatory redemption provisions, common stocks have neither a fixed principal amount nor a maturity. Common stock values are subject to market fluctuations as long as the common stock remains outstanding. The value of the Portfolio will fluctuate over the entire life of the Trust.

There can be no assurance that the issuers of Portfolio Securities will pay dividends. Distributions generally depend upon the declaration of dividends by the issuers of Portfolio Securities and the declaration of such dividends generally depends upon various factors, including the financial condition of the issuers and general economic conditions.

Mid-Capitalization Companies Risk. The companies in which the Trust invests are generally considered mid-capitalization companies. Stock prices of mid-capitalization companies may be more volatile than those of large-capitalization companies and, therefore, the Trust’s Unit price may be more volatile than those of funds that invest a larger percentage of their assets in stocks issued by large-capitalization companies. Stock prices of mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business or economic developments, and the stocks of mid-capitalization companies may be less liquid, making it difficult for the Trust to buy and sell them. In addition, mid-capitalization companies generally have less diverse product lines than large-capitalization companies and are more susceptible to adverse developments related to their products.

Trust Performance

The following bar chart and table provide an indication of the risks of investing in the Trust by showing changes in the Trust’s performance based on net assets from year to year and by showing how the Trust’s average annual return for certain time periods compares with the average annual return of the Index. The Trust’s past performance (before and after taxes) is not necessarily an indication of how the Trust will perform in the future. Updated performance information is available online at http://www.spdrs.com.

The total returns in the bar chart, as well as the total and after-tax returns presented in the table, have been calculated assuming that the reinvested price for the last income distribution made in each calendar year shown below (e.g. [12/16/12]) was the net asset value per Unit (“NAV”) on the last Business Day of such year (e.g. [12/30/12]), rather than the actual reinvestment price for such distribution which was the NAV on the last Business Day of January of the following calendar year (e.g. [1/31/13]). Therefore, the actual performance calculation for any calendar year may be different from that shown below in the bar chart and table.

Annual Total Return (years ended 12/31)

[BAR CHART TO BE PROVIDED]

Highest Quarterly Return: [________________]
Lowest Quarterly Return: [________________]

Average Annual Total Returns~~*~~ * (for periods ending December 31, 2012)

The after-tax returns presented in the table are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your specific tax situation and may differ from those shown below. After-tax returns are not relevant to investors who hold Units through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The returns after taxes can exceed the return before taxes due to an assumed tax benefit for a holder of Units from realizing a capital loss on a sale of Trust Units.

	Past One Year	Past Five Years	Past Ten Years
Trust
Return Before Taxes	[___]%	[___]%	[___]%
Return After Taxes on Distributions	[___]%	[___]%	[___]%
Return After Taxes on Distributions and Redemption of Creation Units	[___]%	[___]%	[___]%
Index (reflects no deduction for fees, expenses or taxes)	[___]%	[___]%	[___]%

~~__________________________~~
~~* Total returns assume that dividends and capital gain distributions have been reinvested in the Trust at the net asset value per Unit.~~
PURCHASE AND SALE INFORMATION

Individual Units of the Trust may be purchased and sold on NYSE Arca, Inc. (the “Exchange”), under the market symbol “MDY”, through your broker-dealer at market prices. Units trade at market prices that may be greater than ~~net asset value (“~~NAV~~”)~~ (premium) or less than NAV (discount). Units may be purchased on other trading markets or venues in addition to the Exchange.

Only certain institutional investors (typically market makers or other broker-dealers) are permitted to purchase or redeem Units directly with the Trust, and they may do so only in large blocks of 25,000 Units known as “Creation Units.” Creation Unit transactions are conducted in exchange for the deposit or delivery of in-kind securities and/or cash constituting a substantial replication of the securities included in the Index.

*	Total returns assume that dividends and capital gain distributions have been reinvested in the Trust at the NAV.

TAX INFORMATION

The Trust will make distributions that are expected to be taxable currently to you as ordinary income and/or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account.

THE S&P MIDCAP 400 INDEX

The Index is composed of four hundred (400) selected stocks, all of which are listed on national stock exchanges, and span a broad range of major industry groups. The four hundred (400) stocks comprised by the Index represented, as of [December 31, 2012], approximately [___] percent ([___]%) of the market value of the U.S. equities market. As of [December 31, 2012], the five largest industry groups represented in the Index were: [_________] [_____]%; [_________] [_____]%; [_________] [_____]%; [_________] [_____]% and [_________] [_____]%. Current information regarding the market value of the Index is available from market information services. The Index is determined, comprised and calculated without regard to the Trust.

S&P is not responsible for and does not participate in the creation or sale of Units or in the determination of the timing, pricing, or quantities and proportions of purchases or sales of Index Securities or Portfolio Securities by the Trust. The information in this prospectus concerning S&P and the Index has been obtained from sources that the Sponsor believes to be reliable, but the Sponsor takes no responsibility for the accuracy of such information.

The following table shows the actual performance of the Index for the years 1991 through 2012. The results shown should not be considered representative of the income yield or capital gain or loss that may be generated by the Index in the future. THE RESULTS SHOULD NOT BE CONSIDERED REPRESENTATIVE OF THE PERFORMANCE OF THE TRUST.

Year	Calendar Year-End Index Value~~*~~ * December 31, 1990 = 100	Change in Index for Calendar Year	Calendar Year-End Yield~~*~~**
1990	100.00	—%	3.16%
1991	146.59	+46.59	2.03
1992	160.56	+9.53	1.96
1993	179.33	+11.72	1.85
1994	169.44	-5.54	2.10
1995	217.84	+28.56	1.65
1996	255.58	+17.32	1.62
1997	333.37	+30.44	1.38
1998	392.31	+17.68	1.22
1999	444.67	+13.35	1.07
2000	516.76	+16.21	0.99
2001	508.31	-1.64	1.05
2002	429.79	-15.45	1.21
2003	576.01	+34.02	1.08
2004	663.31	+15.16	1.08
2005	738.05	+11.27	1.14
2006	804.37	+8.99	1.24
2007	858.20	+6.69	1.21
2008	538.28	-37.28	2.18
2009	726.67	+35.00	1.45
2010	907.25	+24.85	1.33
2011	879.16	-3.10	1.52
2012	[__________]	[___________]	[___________]
~~____________~~

~~*~~	~~Source: S&P. Reflects no deduction for fees, expenses or taxes.~~

~~**~~	~~Source: S&P. Yields are obtained by dividing the aggregate cash dividends by the aggregate market value of the stocks in the Index.~~

DIVIDENDS AND DISTRIBUTIONS

Dividends and Capital Gains

Unitholders (as defined below in “Federal Income Taxes—Taxation of the Trust”) receive on the last Business Day of April, July, October and January an amount corresponding to the amount of any cash dividends declared on the Portfolio Securities during the applicable period, net of fees and expenses associated with operation of the Trust, and taxes, if applicable. Because of such fees and expenses, the dividend yield for Units is ordinarily less than that of the Index. Investors should consult their tax advisors regarding tax consequences associated with Trust dividends, as well as those associated with Unit sales or redemptions.

Any capital gain income recognized by the Trust in any taxable year that is not distributed during the year ordinarily is distributed at least annually in January of the following taxable year. The Trust may make additional distributions shortly after the end of the year in order to satisfy certain distribution requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). Although all distributions are currently made quarterly, under certain limited circumstances the Trustee may vary the times at which distributions are made. The amount of distributions may vary significantly from period to period.  Under limited certain circumstances, special

*	Source: S&P. Reflects no deduction for fees, expenses or taxes.

**	Source: S&P. Yields are obtained by dividing the aggregate cash dividends by the aggregate market value of the stocks in the Index.

dividend payments also may be made to the Beneficial Owners. See “Additional Information Regarding Dividends and Distributions.”

Dividend Reinvestment Service

The Trust has made the Dividend Reinvestment Service available for use by Beneficial Owners through DTC Participants for reinvestment of their cash proceeds. Some DTC Participants may not elect to utilize the Dividend Reinvestment Service; therefore, an interested investor may wish to contact his or her broker or other custodian to ascertain the availability of the Dividend Reinvestment Service. Each broker may require investors to adhere to specific procedures and timetables in order to participate in the Dividend Reinvestment Service.

Distributions reinvested in additional Units through the Dividend Reinvestment Service are nevertheless taxable dividends to Beneficial Owners to the same extent as if such dividends had been received in cash.

The Trustee credits to the Trust cash equal to the net asset value of the Units issued to Beneficial Owners participating in reinvestment through the Dividend Reinvestment Service and generally applies the cash in the ordinary administration of the Trust to the acquisition of Index Securities in connection with portfolio deposits and portfolio rebalancing.  The portion of the participating Beneficial Owners’ dividend distribution which exceeds the cash credited to the Trust in respect of the creation of Units is distributed, on a pro rata basis, to the participating Beneficial Owners. Brokerage commissions, if any, incurred in obtaining Index Securities necessary to create additional Units with the cash from the distributions are an expense of the Trust.~~*~~*

As discussed in “Expenses of the Trust,” the Trustee uses the services of an affiliated broker-dealer, BNY ConvergEx Execution Solutions LLC, for the execution of all brokerage transactions for the Trust, including all acquisitions of securities relating to the Dividend Reinvestment Service.

~~____________~~
~~*~~
~~It is difficult to estimate the annual dollar amount of brokerage commissions that might be incurred in connection with the Dividend Reinvestment Service during any fiscal year. The Trustee estimates that during fiscal year 2012, the approximate amount of brokerage commissions incurred in implementing the Dividend Reinvestment Service was less than $[_____] per Unit.~~

*
It is difficult to estimate the annual dollar amount of brokerage commissions that might be incurred in connection with the Dividend Reinvestment Service during any fiscal year. The Trustee estimates that during fiscal year 2012, the approximate amount of brokerage commissions incurred in implementing the Dividend Reinvestment Service was less than $[_____] per Unit.

years. Assuming that the Trust so qualifies and that it satisfies the distribution requirements described below, the Trust generally will not be subject to U.S. federal income tax on income distributed in a timely manner to the holders of its Units (“Unitholders”).

To qualify as a RIC for any taxable year, the Trust must, among other things, satisfy both an income test and an asset diversification test for such taxable year. Specifically, (i) at least 90% of the Trust’s gross income for such taxable year must consist of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of stock, securities or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and net income derived from interests in “qualified publicly traded partnerships” (such income, “Qualifying RIC Income”) and (ii) the Trust’s holdings must be diversified so that, at the end of each quarter of such taxable year, (a) at least 50% of the value of the Trust’s total assets is represented by cash and cash items, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Trust’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Trust’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer or of two or more issuers that the Trust controls and that are engaged in the same, similar or related trades or businesses or (y) in the securities of one or more “qualified publicly traded partnerships.” A “qualified publicly traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (i) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (ii) less than 90% of such entity’s gross income for the relevant taxable year consists of Qualifying RIC Income. The Trust’s share of income derived from a partnership other than a “qualified publicly traded partnership” will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Trust.

In order to be exempt from U.S. federal income tax on its distributed income, the Trust must distribute to its Unitholders on a timely basis at least 90% of its “investment company taxable income” (determined prior to the deduction for dividends paid by the Trust) and at least 90% of its net tax-exempt interest income for each taxable year. In general, a RIC’s “investment company taxable income” for any taxable year is its taxable income, determined without regard to net capital gain (that is, the excess of net long-term capital gains over net short-term capital losses) and with certain other adjustments. Any taxable income, including any net capital gain, that the Trust does not distribute to its Unitholders in a timely manner will be subject to U.S. federal income tax at regular corporate rates.

A RIC will be subject to a nondeductible 4% excise tax on certain amounts that it fails to distribute during each calendar year. In order to avoid this excise tax, a RIC must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary taxable income for the calendar year, (ii) 98.2% of its capital gain net income for the one-year period ended on October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For purposes of determining whether the Trust has met this distribution requirement, (i) certain ordinary gains and losses that would otherwise be taken into account for the portion of the calendar year after October 31 will be treated as arising on January 1 of the following calendar year and (ii) the Trust will be deemed to have distributed any income or gains on which it has paid U.S. federal income tax. Amounts distributed and reinvested pursuant to the Dividend Reinvestment Service are treated as distributed for all purposes, including for purposes of the distribution requirement described above and the excise tax.

If the Trust failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Trust would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gain, even if such income were distributed to its Unitholders, and all distributions out of earnings and profits would be taxable as dividend income. Such distributions generally would be eligible for the dividends-received deduction in the case of corporate U.S. Holders and~~, prior to January 1, 2013,~~ would ~~have constituted~~constitute “qualified dividend income” for individual U.S. Holders. See “Federal Income Taxes—Tax Consequences to U.S. Holders—Distributions.” In addition, the Trust could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. If the Trust fails to satisfy the income test or diversification test described above, however, it may be able to avoid losing its status as a RIC by timely curing such failure, paying a tax and/or providing notice of such failure to the U.S. Internal Revenue Service (the “IRS”).

In order to meet the distribution requirements necessary to be exempt from U.S. federal income tax on its distributed income, the Trust may be required to make distributions in excess of the yield performance of the Portfolio Securities and may be required to sell securities in order to do so.

Tax Consequences to U.S. Holders

Distributions. Distributions of the Trust’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to U.S. Holders as ordinary income to the extent such distributions are paid out of the Trust’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described below), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time the U.S. Holder has owned Units. A distribution of an amount in excess of the Trust’s current and accumulated earnings and profits will be treated as a return of capital that will be applied against and reduce the U.S. Holder’s basis in its Units. To the extent that the amount of any such distribution exceeds the U.S. Holder’s basis in its Units, the excess will be treated as gain from a sale or exchange of the Units.

The ultimate tax characterization of the distributions that the Trust makes during any taxable year cannot be determined until after the end of the taxable year. As a result, it is possible that the Trust will make total distributions during a taxable year in an amount that exceeds its current and accumulated earnings and profits. Return-of-capital distributions may result if, for example, the Trust makes distributions of cash amounts deposited in connection with Portfolio Deposits (as defined below in “Purchases and Redemptions of Creation Units—Purchase (Creation)”). Return-of-capital distributions may be more likely to occur in periods during which the number of outstanding Units fluctuates significantly. Unitholders will be notified annually as to the U.S. federal tax status of distributions.

Distributions of “qualified dividend income” to an individual or other non-corporate U.S. Holder ~~during a taxable year of such U.S. Holder beginning before January 1, 2013 were~~will be treated as “qualified dividend income” and ~~were~~will therefore be taxed at rates applicable to long-term capital gains, provided that the U.S. Holder ~~met~~meets certain holding period and other requirements with respect to its Units and that the Trust ~~met~~meets certain holding period and other requirements with respect to the underlying shares of stock~~. It is unclear whether any legislation will be enacted that would extend this treatment to taxable years beginning on or after January 1, 2013~~.  “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria.

Dividends distributed by the Trust to a corporate U.S. Holders will qualify for the dividends-received deduction only to the extent that the dividends consist of distributions of qualifying dividends received by the Trust. In addition, any such dividends-received deduction will be disallowed or reduced if the corporate U.S. Holder fails to satisfy certain requirements, including a holding period requirement, with respect to its Units.

The Trust intends to distribute its net capital gains at least annually. If, however, the Trust retains any net capital gains for reinvestment, it may elect to treat such net capital gains as having been distributed to its Unitholders. If the Trust makes such an election, each U.S. Holder will be required to report its share of such undistributed net capital gain as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Trust on such undistributed net capital gain as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly filed U.S. federal income tax return to the extent that the credit exceeds such tax liability. In addition, each U.S. Holder will be entitled to increase the adjusted tax basis of its Units by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Trust will make this election if it retains all or a portion of its net capital gain for a taxable year.

Because the taxability of a distribution depends upon the Trust’s current and accumulated earnings and profits, a distribution received shortly after an acquisition of Units may be taxable, even though, as an economic matter, the distribution represents a return of the U.S. Holder’s initial investment.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in

U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS on a timely basis.

Tax Consequences to Non-U.S. Holders

A “Non-U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of Units and is a nonresident alien individual, a foreign corporation, a foreign trust or a foreign estate. The discussion below does not apply to a Non-U.S. Holder who is a nonresident alien individual and is present in the United States for 183 days or more during any taxable year. Such Non-U.S. Holders should consult their tax advisors with respect to the particular tax consequences to them of an investment in the Trust. The U.S. federal income taxation of a Non-U.S. Holder depends on whether the income that the Non-U.S. Holder derives from the Trust is “effectively connected” with a trade or business that the Non-U.S. Holder conducts in the United States.

If the income that a Non-U.S. Holder derives from the Trust is not “effectively connected” with a U.S. trade or business conducted by such Non-U.S. Holder, distributions of “investment company taxable income” to such Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a rate of 30% (or lower rate under an applicable tax treaty). Provided that certain requirements ~~were~~are satisfied, this withholding tax ~~was~~will not be imposed on dividends paid by the Trust in its taxable years beginning before January 1, ~~2012~~2014 to the extent that the underlying income out of which the dividends ~~were~~are paid ~~consisted~~consists of U.S.-source interest income or short-term capital gains that would not have been subject to U.S. withholding tax if received directly by the Non-U.S. Holder (“interest-related dividends” and “short-term capital gain dividends,” respectively). It is unclear whether any legislation will be enacted that would extend this exemption from withholding to the Trust’s taxable years beginning on or after January 1, ~~2012~~2014.

A Non-U.S. Holder whose income from the Trust is not “effectively connected” with a U.S. trade or business will generally be exempt from U.S. federal income tax on capital gain dividends and any amounts retained by the Trust that are designated as undistributed capital gains. In addition, such a Non-U.S. Holder will generally be exempt from U.S. federal income tax on any gains realized upon the sale or exchange of Units.

If the income from the Trust is “effectively connected” with a U.S. trade or business carried on by a Non-U.S. Holder (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), any distributions of “investment company taxable income,” any capital gain dividends, any amounts retained by the Trust that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Units will be subject to U.S. federal income tax, on a net income basis, at the rates applicable to U.S. Holders. A Non-U.S. Holder that is a corporation may also be subject to the U.S. branch profits tax.

Information returns will be filed with the IRS in connection with certain payments on the Units and may be filed in connection with payments of the proceeds from a sale or other disposition of Units. A Non-U.S. Holder may be subject to backup withholding on net capital gain distributions that are otherwise exempt from withholding tax if such Non-U.S. Holder does not certify its non-U.S. status under penalties of perjury or otherwise establish an exemption. Backup withholding is not an additional tax. Any amounts withheld pursuant to the backup withholding rules will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS on a timely basis.

In order to qualify for the exemption from U.S. withholding on interest-related dividends and short-term capital gain dividends, to qualify for an exemption from U.S. backup withholding and to qualify for a reduced rate of U.S. withholding tax on Trust distributions pursuant to an income tax treaty, a Non-U.S. Holder must generally deliver to the withholding agent a properly executed IRS form (generally, Form W-8BEN). In order to claim a refund of any Trust-level taxes imposed on undistributed net capital gains, any withholding taxes or any backup withholding, a Non-U.S. Holder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return, even if the Non-U.S. Holder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. income tax return.

Sections 1471 through 1474 of the Code (“FATCA”) generally impose withholding at a rate of 30% on payments to certain foreign entities (including financial intermediaries) of dividends on, and gross proceeds from the sale or applicable for one Creation Unit may be charged for creations outside the Clearing Process, in part due to the increased expense associated with settlement.

The Trustee, at the direction of the Sponsor, may increase, reduce or waive the Transaction Fee (and/or the additional amounts charged in connection with creations and/or redemptions outside the Clearing Process) for certain lot-size creations and/or redemptions of Creation Units. The Sponsor has the right to vary the lot-size of Creation Units subject to such an increase, a reduction or waiver. The existence of any such variation shall be disclosed in the then current prospectus.

The Trustee makes available to NSCC before the commencement of trading on each business day that the New York Stock Exchange LLC (the “NYSE”) is open for business (“Business Day”) a list of the names and required number of shares of each of the Index Securities in the current Portfolio Deposit as well as the amount of the Dividend Equivalent Payment for the previous Business Day. The identity and weightings of the Index Securities to be delivered as part of a Portfolio Deposit are determined daily and reflect the relative weighting of the current Index. The value of such Index Securities, together with the Cash Component, is equal to the ~~NAV~~net asset value of the Trust on a per Creation Unit basis at the close of business on the day of the creation request. The identity of each Index Security required for a Portfolio Deposit, as in effect on September 30, 2012, is set forth in the above Schedule of Investments. The Sponsor makes available every 15 seconds throughout the trading day at the Exchange a number representing, on a per Unit basis, the sum of the Dividend Equivalent Payment effective through and including the previous Business Day, plus the current value of the securities portion of a Portfolio Deposit as in effect on such day (which value occasionally may include a cash-in-lieu amount to compensate for the omission of a particular Index Security from such Portfolio Deposit). Such information is calculated based upon the best information available to the Sponsor and may be calculated by other persons designated to do so by the Sponsor. The inability of the Sponsor to provide such information will not by itself result in a halt in the trading of Units on the Exchange.

If the Trustee determines that one or more Index Securities are likely to be unavailable, or available in insufficient quantity, for delivery upon creation of Creation Units, the Trustee may permit, in lieu thereof, the cash equivalent value of one or more of these Index Securities to be included in the Portfolio Deposit as a part of the Cash Component. If a creator is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities, the Trustee may permit, in lieu of the inclusion of such Index Securities in the stock portion of the Portfolio Deposit, the cash equivalent value of such Index Securities to be included in the Portfolio Deposit based on the market value of such Index Securities as of the closing time of the regular trading session on the NYSE (“Closing Time”) (ordinarily 4:00 p.m. New York time) (the “Evaluation Time”) on the date such creation order is deemed received by the Distributor as part of the Cash Component.

Procedures for Purchase of Creation Units. All creation orders must be placed in Creation Units and must be received by the Distributor by no later than the Closing Time (ordinarily 4:00 p.m. New York time) in each case on the date such order is placed, in order for creation to be effected based on the NAV of the Trust as determined on such date. Orders must be transmitted by telephone or other transmission method acceptable to the Distributor and Trustee, including through the electronic order entry system offered by the Trustee pursuant to procedures set forth in the Participant Agreement and/or described in this prospectus. Severe economic or market disruptions or changes, or telephone, internet or other communication failure, may impede the ability to reach the Distributor, the Trustee, a Participating Party or a DTC Participant.

Units may be created in advance of receipt by the Trustee of all or a portion of the Portfolio Deposit. In these circumstances, the initial deposit will have a value greater than the NAV of the Units on the date the order is placed in proper form, because in addition to available Index Securities, cash collateral must be deposited with the Trustee in an amount equal to the sum of (a) the Cash Component, plus (b) 115% of the market value of the undelivered Index Securities (“Additional Cash Deposit”). The Trustee holds such Additional Cash Deposit as collateral in an account separate and apart from the Trust. An order will be deemed received on the Business Day on which it is placed so long as (a) the order is placed in proper form before the Closing Time on such Business Day and (b) federal funds in the appropriate amount are deposited with the Trustee by 11:00 a.m. New York time on the next Business Day.

If the order is not placed in proper form by the Closing Time or federal funds in the appropriate amount are not received by 11:00 a.m. New York time on the next Business Day, the order may be deemed to be rejected and the additional amount not to exceed three (3) times the Transaction Fee applicable for one Creation Unit per Creation Unit redeemed, and such amount is deducted from the amount delivered to the redeemer.

The Trustee transfers to the redeeming Beneficial Owner via DTC and the relevant DTC Participant(s) a portfolio of Index Securities (based on NAV of the Trust) for each Creation Unit delivered, generally identical in weighting and composition to the stock portion of a Portfolio Deposit as in effect (a) on the date a request for redemption is deemed received by the Trustee or (b) in the case of the termination of the Trust, on the date that notice of the termination of the Trust is given. The Trustee also transfers via the relevant DTC Participant(s) to the redeeming Beneficial Owner a “Cash Redemption Payment,” which on any given Business Day is an amount identical to the amount of the Cash Component and is equal to a proportional amount of the following: dividends on the Portfolio Securities for the period through the date of redemption, net of expenses and liabilities for such period including, without limitation, (i) taxes or other governmental charges against the Trust not previously deducted, if any, (ii) accrued fees of the Trustee and (iii) other expenses of the Trust (including legal and auditing expenses) not previously deducted, as if the Portfolio Securities had been held for the entire accumulation period for such distribution, plus or minus the Balancing Amount. The redeeming Beneficial Owner must deliver to the Trustee any amount by which the amount payable to the Trust by such Beneficial Owner exceeds the amount of the Cash Redemption Payment (“Excess Cash Amounts”). For redemptions through the Clearing Process, the Trustee effects a transfer of the Cash Redemption Payment and stocks to the redeeming Beneficial Owner by the third (3rd) NSCC Business Day following the date on which request for redemption is deemed received. For redemptions outside the Clearing Process, the Trustee transfers the Cash Redemption Payment and the stocks to the redeeming Beneficial Owner by the third (3rd) Business Day following the date on which the request for redemption is deemed received. The Trustee will cancel all Units delivered upon redemption.

If the Trustee determines that an Index Security is likely to be unavailable or available in insufficient quantity for delivery by the Trust upon the redemption of Creation Units, the Trustee may elect, in lieu thereof, to deliver the cash equivalent value of any such Index Securities, based on its market value as of the Evaluation Time on the date such redemption order is deemed received by the Trustee, as a part of the Cash Redemption Payment.

If a redeemer is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities, the Trustee may elect to deliver the cash equivalent value based on the market value of any such Index Securities as of the Evaluation Time on the date of the redemption as a part of the Cash Redemption Payment in lieu thereof. In such case, the Authorized Participant will pay the Trustee the standard Transaction Fee, and may pay an additional amount equal to the actual amounts incurred in connection with such transaction(s) but in any case not to exceed three (3) times the Transaction Fee applicable for one Creation Unit.

The Trustee, upon the request of a redeeming Authorized Participant, may elect to redeem Creation Units in whole or in part by providing such redeemer with a portfolio of stocks differing in exact composition from Index Securities but not differing in NAV from the then-current Portfolio Deposit. Such a redemption is likely to be made only if it were determined that it would be appropriate in order to maintain the Trust’s correspondence to the composition and weighting of the Index.

The Trustee may sell Portfolio Securities to obtain sufficient cash proceeds to deliver to the redeeming Beneficial Owner. To the extent cash proceeds are received by the Trustee in excess of the required amount, such cash proceeds shall be held by the Trustee and applied in accordance with the guidelines applicable to Misweighting (as defined below under “Portfolio Adjustments”).

All redemption orders must be transmitted to the Trustee by telephone or other transmission method acceptable to the Trustee, including through the electronic order entry system offered by the Trustee, pursuant to procedures set forth in the Participant Agreement and/or described in this prospectus, so as to be received by the Trustee not later than the Closing Time on the Transmittal Date. Severe economic or market disruption or changes, or telephone, internet or other communication failure, may impede the ability to reach the Trustee, a Participating Party, or a DTC Participant.

The calculation of the value of the stocks and the Cash Redemption Payment to be delivered to the redeeming Beneficial Owner is made by the Trustee according to the procedures set forth under “Purchases and Redemptions of Creation Units—Redemption—Procedures for Redemption of Creation Units,” “Portfolio Adjustments—Adjustments to the Portfolio Deposit” and “Determination of ~~NAV~~Net Asset Value” and is

such DTC Participants.

DTC may discontinue providing its service with respect to Units at any time by giving notice to the Trustee and the Sponsor, provided that it discharges its responsibilities with respect thereto in accordance with applicable law. Under such circumstances, the Trustee and the Sponsor shall take action either to find a replacement for DTC to perform its functions at a comparable cost or, if such a replacement is unavailable, to terminate the Trust.

NSCC is an affiliate of DTC and the Trustee and Sponsor, and/or their affiliates, own shares of DTC.

PORTFOLIO ADJUSTMENTS

The Index is a float-adjusted capitalization weighted index of 400 securities calculated under the auspices of the S&P Index Committee of S&P. At any moment in time, the value of the Index equals the aggregate market value of the available float shares outstanding in each of the component 400 Index Securities, evaluated at their respective last sale prices on their respective listing exchange, divided by a scaling factor (“divisor”) which yields a resulting index value in the reported magnitude.

Periodically (typically, several times per quarter), S&P may determine that total shares outstanding have changed in one or more component Index Securities due to secondary offerings, repurchases, conversions or other corporate actions. S&P may also determine that the available float shares of one or more of the Index Securities has changed due to corporate actions, purchases or sales of securities by holders or other events. S&P may periodically (ordinarily, several times per quarter) replace one or more Index Securities due to mergers, acquisitions, bankruptcies, or other market conditions, or if the issuers of such Index Securities fail to meet the criteria for inclusion in the Index. In 2012, there were [___] company changes to the Index. Ordinarily, whenever there is a change in shares outstanding or a change in an Index Security of the Index, S&P adjusts the divisor to ensure that there is no discontinuity in the value of the Index.

The Trustee aggregates certain adjustments and makes conforming changes to the Portfolio at least monthly. The Trustee directs its stock transactions only to brokers or dealers, which may include affiliates of the Trustee, from whom it expects to obtain the most favorable prices for execution of orders. Adjustments are made more frequently in the case of significant changes to the Index. Specifically, the Trustee is required to adjust the composition of the Portfolio whenever there is a change in the identity of any Index Security (i.e., a substitution of one security for another) within three (3) Business Days before or after the day on which the change is scheduled to take effect. If the transaction costs incurred by the Trust in adjusting the Portfolio would exceed the expected variation between the composition of the Portfolio and the Index (“Misweighting”), it may not be efficient identically to replicate the share composition of the Index. Minor Misweighting generally is permitted within the guidelines set forth below. The Trustee is required to adjust the composition of the Portfolio at any time that the weighting of any stock in the Portfolio varies in excess of one hundred and fifty percent (150%) of a specified percentage, which percentage varies from 0.02% to 0.25%, depending on the ~~NAV~~net asset value of the Trust (in each case, “Misweighting Amount”), from the weighting of the Index Security in the Index.

The Trust is not managed and therefore the adverse financial condition of an issuer does not require the sale of stocks from the Portfolio. The Trustee on a non-discretionary basis adjusts the composition of the Portfolio to conform to changes in the composition and/or weighting structure of Index Securities in the Index. To the extent that the method of determining the Index is changed by S&P in a manner that would affect the adjustments provided for herein, the Trustee and the Sponsor have the right to amend the Trust Agreement, without the consent of DTC or Beneficial Owners, to conform the adjustments to such changes and to maintain the objective of tracking the Index.

The Trustee examines each stock in the Portfolio on each Business Day, comparing its weighting to the weighting of the corresponding Index Security, based on prices at the close of the market on the preceding Business Day (a “Weighting Analysis”). If there is a Misweighting in any stock in the Portfolio in excess of one hundred and fifty percent (150%) of the applicable Misweighting Amount, the Trustee calculates an adjustment to the Portfolio in order to bring the Misweighting within the Misweighting Amount, based on prices at the close of the market on the day on which such Misweighting occurs. Also, on a monthly basis, the Trustee performs a Weighting Analysis for each stock in the Portfolio, and in any case where there exists a Misweighting exceeding one hundred percent (100%) of the applicable Misweighting Amount, the Trustee calculates an adjustment to the Portfolio in order to

Adjustments to the Portfolio Deposit

On each Business Day (each such day, an “Adjustment Day”), the number of shares and identity of each Index Security required for a Portfolio Deposit are adjusted in accordance with the following procedure. At the close of the market the Trustee calculates the ~~NAV~~net asset value of the Trust. The ~~NAV~~net asset value of the Trust is divided by the number of outstanding Units multiplied by 25,000 Units in one Creation Unit, resulting in the ~~NAV~~net asset value per Creation Unit (“NAV Amount”). The Trustee then calculates the number of shares (without rounding) of each of the component stocks of the Index in a Portfolio Deposit for the following Business Day (“Request Day”), such that (a) the market value at the close of the market on the Adjustment Day of the stocks to be included in the Portfolio Deposit on Request Day, together with the Dividend Equivalent Payment effective for requests to create or redeem on the Adjustment Day, equals the NAV Amount and (b) the identity and weighting of each of the stocks in a Portfolio Deposit mirrors proportionately the identity and weightings of the stocks in the Index, each as in effect on Request Day. For each stock, the number resulting from such calculation is rounded to the nearest whole share, with a fraction of 0.50 being rounded up. The identities and weightings of the stocks so calculated constitute the stock portion of the Portfolio Deposit effective on Request Day and thereafter until the next subsequent Adjustment Day, as well as Portfolio Securities to be delivered by the Trustee in the event of request for redemption on the Request Day and thereafter until the following Adjustment Day.

In addition to the foregoing adjustments, if a corporate action such as a stock split, stock dividend or reverse split occurs with respect to any Index Security that does not result in an adjustment to the Index divisor, the Portfolio Deposit shall be adjusted to take into account the corporate action in each case rounded to the nearest whole share.

On the Request Day and on each day that a request for the creation or redemption is deemed received, the Trustee calculates the market value of the stock portion of the Portfolio Deposit as in effect on the Request Day as of the close of the market and adds to that amount the Dividend Equivalent Payment effective for requests to create or redeem on Request Day (such market value and Dividend Equivalent Payment are collectively referred to herein as “Portfolio Deposit Amount”). The Trustee then calculates the NAV Amount, based on the close of the market on the Request Day. The difference between the NAV Amount so calculated and the Portfolio Deposit Amount is the “Balancing Amount.” The Balancing Amount serves the function of compensating for any differences between the value of the Portfolio Deposit Amount and the NAV Amount at the close of trading on Request Day due to, for example, (a) differences in the market value of the securities in the Portfolio Deposit and the market value of the securities on Request Day and (b) any variances from the proper composition of the Portfolio Deposit.

On any Adjustment Day on which (a) no change in the identity and/or share weighting of any Index Security is scheduled to take effect that would cause the Index divisor to be adjusted after the close of the market on that Business Day,~~1~~* and (b) no stock split, stock dividend or reverse stock split with respect to any Index Security has been declared to take effect on the corresponding Request Day, the Trustee may forego making any adjustment to the stock portion of the Portfolio Deposit and use the composition and weightings of Index Securities for the most recently effective Portfolio Deposit for the Request Day following such Adjustment Day. In addition, the Trustee may calculate the adjustment to the number of shares and identity of Index Securities in a Portfolio Deposit as described above except that such calculation would be employed two (2) Business Days rather than one (1) Business Day before the Request Day.

The Dividend Equivalent Payment and the Balancing Amount in effect at the close of business on the Request Date are collectively referred to as the Cash Component or the Cash Redemption Payment. If the Balancing Amount is a positive number (i.e., if the NAV Amount exceeds the Portfolio Deposit Amount) then, with respect to creation, the Balancing Amount increases the Cash Component of the then-effective Portfolio Deposit transferred to the Trustee by the creator. With respect to redemptions, the Balancing Amount is added to the cash transferred to the redeemer by the Trustee. If the Balancing Amount is a negative number (i.e., if the NAV Amount is less than the Portfolio Deposit Amount) then, with respect to creation, this amount decreases the Cash

~~1~~*
S&P publicly announces changes in the identity and/or weighting of Index Securities in advance of the actual change. The announcements regarding changes in the index components are made after the close of trading on such day.

or inducement of any kind from the Sponsor or the Distributor, and no such person has any obligation or responsibility to the Sponsor or Distributor to effect any sale or resale of Units.

Because new Units can be created and issued on an ongoing basis, at any point during the life of the Trust, a “distribution,” as such term is used in the Securities Act of 1933, may be occurring. Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act of 1933. For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Units after placing a creation order with a distributor, breaks them down into the constituent Units and sells the Units directly to its customers; or if it chooses to couple the creation of a supply of new Units with an active selling effort involving solicitation of secondary market demand for Units. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to categorization as an underwriter.

As discussed in “Expenses of the Trust,” the Trustee uses the services of an affiliated broker-dealer, ConvergEx, for the execution of all brokerage transactions for the Trust.

Broker-dealer firms should also note that dealers who are not “underwriters” but are effecting transactions in Units, whether or not participating in the distribution of Units, generally are required to deliver a prospectus. This is because the prospectus delivery exemption in Section 4(3) of the Securities Act of 1933 is not available in respect of such transactions as a result of Section 24(d) of the Investment Company Act of 1940.  As a result, broker-dealer firms should note that dealers who are not “underwriters” but are participating in a distribution (as contrasted with engaging in ordinary secondary market transactions), and thus dealing with the Units that are part of an overallotment within the meaning of Section 4(3)(C) of the Securities Act of 1933 will be unable to take advantage of the prospectus delivery exemption provided by Section 4(3) of the Securities Act of 1933.  For delivery of prospectuses to exchange members, the prospectus delivery mechanism of Rule 153 under the Securities Act of 1933 is only available with respect to transactions on a national exchange.

The Sponsor intends to qualify Units in states selected by the Sponsor and through broker-dealers who are members of FINRA. Persons intending to create or redeem Creation Units in transactions not involving a broker-dealer registered in such person’s state of domicile or residence should consult their legal adviser regarding applicable broker-dealer or securities regulatory requirements under the state securities laws prior to such creation or redemption.

EXPENSES OF THE TRUST

Ordinary operating expenses of the Trust are currently being accrued at an annual rate of [_____]%. Future accruals will depend primarily on the level of the Trust’s net assets and the level of Trust expenses. There is no guarantee that the Trust’s ordinary operating expenses will not exceed [_____]% of the Trust’s daily ~~NAV~~net asset value and such rate may be changed without notice.

~~Until further notice, the Sponsor has undertaken that it will not permit the ordinary operating expenses of the Trust, as calculated by the Trustee, to exceed an amount that is [0.30]% per annum of the daily NAV of the Trust. Thereafter, such amount may be changed and may exceed [0.30]%. There is no guarantee that the Trust’s ordinary operating expenses will not exceed such [0.30]% rate. To the extent the ordinary operating expenses of the Trust do exceed such [0.30]% amount, the Sponsor will reimburse the Trust for, or assume, the excess. The Sponsor retains the ability to be repaid by the Trust for expenses so reimbursed or assumed to the extent that subsequently during the fiscal year expenses fall below the [0.30]% per annum level on any given day. For purposes of this undertaking, ordinary operating expenses of the Trust do not include taxes, brokerage commissions and any extraordinary non-recurring expenses, including the cost of any litigation to which the Trust or the Trustee may be a party. The Sponsor may discontinue this undertaking or renew it for a specified period of time, or may choose to reimburse or assume certain Trust expenses in later periods to keep Trust expenses at a level it believes to be attractive to investors. In any event, on any day and during any period over the life of the Trust, total fees and expenses of the Trust may exceed [0.30]% per annum.~~
Subject to any applicable cap, the Sponsor may charge the Trust a special fee for certain services the Sponsor may provide to the Trust which would otherwise be provided by the Trustee in an amount not to exceed the actual cost of providing such services. The Sponsor or the Trustee from time to time may voluntarily assume some expenses or reimburse the Trust so that total expenses of the Trust are reduced. Neither the Sponsor nor the Trustee is obligated to do so and either one or both parties may discontinue any voluntary assumption of expenses or reimbursement at any time without notice.

The following charges are or may be accrued and paid by the Trust: (a) the Trustee’s fee; (b) fees payable to transfer agents for the provision of transfer agency services; (c) fees of the Trustee for extraordinary services performed under the Trust Agreement; (d) various governmental charges; (e) any taxes, fees and charges payable by the Trustee with respect to Units (whether in Creation Units or otherwise); (f) expenses and costs of any action taken by the Trustee or the Sponsor to protect the Trust and the rights and interests of Beneficial Owners of Units (whether in Creation Units or otherwise); (g) indemnification of the Trustee or the Sponsor for any losses, liabilities or expenses incurred by it in the administration of the Trust; (h) expenses incurred in contacting Beneficial Owners of Units during the life of the Trust and upon termination of the Trust; (i) brokerage commissions incurred by the Trustee when acquiring or selling Index Securities pursuant to the provisions of the Trust Agreement; and (j) other out-of-pocket expenses of the Trust incurred pursuant to actions permitted or required under the Trust Agreement.

Since 1999, the Trustee has used the services of BNY ConvergEx Execution Solutions LLC (“ConvergEx”), an affiliated broker-dealer, for the execution of all brokerage transactions for the Trust, including adjustments to the Portfolio in connection with the addition or removal of Index Securities from the Index and acquisitions of Index Securities in connection with the Dividend Reinvestment Service. ConvergEx receives a fixed commission per Index Security share on all such brokerage transactions and, in return for such commission, seeks to execute purchases and sales of Index Security shares at the closing price or at a price more beneficial to the Trust. Any price improvement relative to the closing price of the Index Security that is obtained by ConvergEx is for the benefit of the Trust, and not the Trustee or ConvergEx.

The Trust Agreement requires the Trustee to direct its securities transactions only to brokers or dealers, which may include affiliates of the Trustee, from which the Trustee expects to obtain the most favorable prices for execution of orders. The Trustee has reviewed the execution services that ConvergEx provides to the Trust and has determined that they are consistent with the requirements of the Trust Agreement.

Aggregate annual brokerage commissions paid to ConvergEx by the Trust are included in [Note 8, Related Party Transactions], in the Notes to the Trust’s financial statements.

In addition, the following expenses are or may be charged to the Trust: (a) reimbursement to the Sponsor of amounts paid by it to S&P in respect of annual licensing fees pursuant to the License Agreement; (b) federal and state annual registration fees for the issuance of Units; and (c) expenses of the Sponsor relating to the printing and distribution of marketing materials describing Units and the Trust (including, but not limited to, associated legal, consulting, advertising, and marketing costs and other out-of-pocket expenses such as printing). With respect to the marketing expenses described in item (c) above, the Sponsor has entered into an agreement with State Street Global Markets, LLC (“SSGM”), pursuant to which SSGM has agreed to market and promote the Trust. SSGM is reimbursed by the Sponsor for the expenses it incurs for providing such services out of amounts that the Trust reimburses the Sponsor. Pursuant to the provisions of an exemptive order, the expenses set forth in this paragraph may be charged to the Trust by the Trustee in an amount equal to the actual costs incurred, but in no case shall such charges exceed 0.30% per annum of the daily ~~NAV~~net asset value of the Trust.

If the income received by the Trust in the form of dividends and other distributions on Portfolio Securities is insufficient to cover Trust expenses, the Trustee may make advances to the Trust to cover such expenses. Otherwise, the Trustee may sell Portfolio Securities in an amount sufficient to pay such expenses. The Trustee may reimburse itself in the amount of any such advance, together with interest thereon at a percentage rate equal to the then current overnight federal funds rate, by deducting such amounts from (a) dividend payments or other income of the Trust when such payments or other income is received, (b) the amounts earned or benefits derived by the Trustee on cash held by the Trustee for the benefit of the Trust, and (c) the sale of Portfolio Securities. Notwithstanding the foregoing, if any advance remains outstanding for more than forty-five (45) Business Days, the Trustee may sell Portfolio Securities to reimburse itself for such advance and any accrued interest thereon. These advances will be secured by a lien on the assets of the Trust in favor of the Trustee. The expenses of the Trust are reflected in the NAV of the Trust.

For services performed under the Trust Agreement, the Trustee is paid a fee at an annual rate of 0.10% to 0.14% of the ~~NAV~~net asset value of the Trust, as shown below, depending on the ~~NAV~~net asset value of the Trust. The compensation is computed on each Business Day on the basis of the ~~NAV~~net asset value of the Trust on such day, and the amount thereof is accrued daily and paid monthly. During the first two years of the operation of the Trust, the Trustee’s fee was 0.12% per annum, regardless of the ~~NAV~~net asset value of the Trust. The Trustee, in its discretion, may also waive all or a portion of such fee.

Trustee Fee Scale

Net Asset Value of the Trust	Fee as a Percentage of Net Asset Value of the Trust
0–$500,000,000	0.14% per annum*
$500,000,001–$1,000,000,000	0.12% per annum*
$1,000,000,001 and above	0.10% per annum*

*	[The fee indicated applies to that portion of the ~~NAV~~net asset value of the Trust which falls in the size category indicated.]

~~[~~As of September 30, 2012, and as of December 31, 2012, the ~~Net Assets~~net asset value of the Trust ~~were~~was $~~[_____]~~10,021,306,202 and $~~[_____]~~10,616,753,133, respectively. No representation is made as to the actual ~~Net Assets~~net asset value of the Trust on any future date, as it is subject to change at any time due to fluctuations in the market value of the Portfolio Securities, or to creations or redemptions made in the future.~~]~~ For the fiscal year ended September 30, 2012, the aggregate dollar amount of fees paid to the Trustee was $9,756,064.

For example, during the year ended September 30, 2012, the Adjustment Amount included an excess of net transaction fees from processing orders of $9,789,974 and a Trustee earnings credit of $33,910.  Thus, the Adjustment Amount reduced the Trustee’s fee by $9,756,064.

DETERMINATION OF ~~NAV~~NET ASSET VALUE

The ~~NAV~~net asset value of the Trust is computed as of the Evaluation Time, as shown under “Portfolio Adjustments—Adjustments to the Portfolio Deposit” on each Business Day. The ~~NAV~~net asset value of the Trust on a per Unit basis is determined by subtracting all liabilities (including accrued expenses and dividends payable) from the total value of the Portfolio and other assets and dividing the result by the total number of outstanding Units. For the most recent ~~NAV~~net asset value information, please go to www.spdrs.com.

The value of the Portfolio is determined by the Trustee in good faith in the following manner. If Portfolio Securities are listed on one or more national securities exchanges, such evaluation is generally based on the closing sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is deemed to be the principal market therefor or, if there is no such appropriate closing sale price on such exchange, at the closing bid price (unless the Trustee deems such price inappropriate as a basis for evaluation). If the securities are not so listed or, if so listed and the principal market therefor is other than on such exchange or there is no such closing bid price available, such evaluation shall generally be made by the Trustee in good faith based on the closing price on the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or if there is no such appropriate closing price, (a) on current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee’s appraising the value of the securities in good faith on the bid side of the market, or (d) by any combination thereof.

ADDITIONAL RISK INFORMATION

The following section identifies additional risks. Prospective investors should carefully consider the additional information described below together with the information identified under “Summary—Principal Risks of Investing in the Trust.”

A liquid trading market for certain Portfolio Securities may not exist. Although all of the Portfolio Securities are listed on a national securities exchange, the existence of a liquid trading market for certain Portfolio Securities may depend on whether dealers will make a market in such stocks. There can be no assurance that a market will be made or maintained for any Portfolio Securities, or that any such market will be or remain liquid. The price at which Portfolio Securities may be sold and the value of the Portfolio will be adversely affected if trading markets for Portfolio Securities are limited or absent.

Asset Category Risk. The Portfolio Securities may underperform the returns of other securities or indexes that track other industries, groups of industries, markets, asset classes or sectors. Various types of securities or indexes tend to experience cycles of outperformance and underperformance in comparison to the general securities markets.

Trading Issues. Units are listed for trading on the Exchange under the market symbol “MDY.” Trading in Units on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Units inadvisable. In addition, trading in Units on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to Exchange “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Trust will continue to be met or will remain unchanged or that the Units will trade with any volume, or at all, on any stock exchange. The Trust will be terminated if the Units are delisted from the Exchange.

Fluctuation of NAV; Unit Premiums and Discounts. The NAV of the Units will generally fluctuate with changes in the market value of the Trust’s securities holdings. The market prices of Units will generally fluctuate in accordance with changes in the Trust’s NAV and supply and demand of Units on the Exchange or any other exchange on which Units are traded. It cannot be predicted whether Units will trade below, at or above their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Units will be closely related to, but not identical to, the same forces influencing the prices of the securities of the Index trading individually or in the aggregate at any point in time. The market prices of Units may deviate significantly from the NAV of the Units during periods of market volatility. While the creation/redemption feature is designed to make it likely that Units normally will trade close to the Trust’s NAV, disruptions to creations and redemptions and/or market volatility may result in trading prices that differ significantly from the Trust’s NAV. If an investor purchases Units at a time when the market price is at a premium to the NAV of the Units or sells at a time when the market price is at a discount to the NAV of the Units, then the investor may sustain losses that are in addition to any losses caused by a decrease in NAV.

Costs of Buying or Selling Units. Investors buying or selling Units in the secondary market will pay brokerage commissions or other charges imposed by brokers as determined by that broker. Brokerage commissions are often a fixed amount and may be a significant proportional cost for investors seeking to buy or sell relatively small amounts of Units. In addition, secondary market investors will also incur the cost of the difference between the price that an investor is willing to pay for Units (the “bid” price) and the price at which an investor is willing to sell Units (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.” The bid/ask spread varies over time for Units based on trading volume and market liquidity, and is generally lower if the Trust’s Units have more trading volume and market liquidity and higher if the Trust’s Units have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads. Due to the costs of buying or selling Units, including bid/ask spreads, frequent trading of Units may significantly reduce investment results and an investment in Units may not be advisable for investors who anticipate regularly making small investments.

~~Mid-Capitalization Companies Risk. Many of the companies in which the Trust invests are considered mid-capitalization companies. Stock prices of mid-capitalization companies may be more volatile than those of large-capitalization companies and, therefore, the Trust’s Unit price may be more volatile than those of funds that invest a larger percentage of their assets in stocks issued by large-capitalization companies. Stock prices of mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business or economic developments, and the stocks of mid-capitalization companies may be less liquid, making it difficult for the Trust to buy and sell them. In addition, mid-capitalization companies generally have less diverse product lines than large-capitalization companies and are more susceptible to adverse developments related to their products.~~
Investment in the Trust may have adverse tax consequences. Investors in the Trust should consider the U.S. federal, state, local and other tax consequences of the ownership and disposition of Units. For a discussion of certain U.S. federal income tax consequences of the ownership and disposition of Units, see “Federal Income Taxes.”

Clearing and settlement of Creation Units may be delayed or fail. Even if an order is processed through the continuous net settlement clearing process of NSCC, Portfolio Securities or Units, as applicable, may not be delivered on settlement date, due to liquidity or other constraints in the clearing process. Orders expected to settle outside of the continuous net settlement clearing process of NSCC are not covered by NSCC’s guarantee of completion of delivery.

ADDITIONAL INFORMATION REGARDING DIVIDENDS AND DISTRIBUTIONS

The following information supplements and should be read in conjunction with the section included in this prospectus entitled “Dividends and Distributions.”

General Policies

The regular quarterly ex-dividend date for Units is the third (3rd) Friday in each of March, June, September and December, unless such day is not a Business Day, in which case the ex-dividend date is the immediately preceding Business Day (“Ex-Dividend Date”). Beneficial Owners reflected on the records of DTC and the DTC Participants on the second (2nd) Business Day following the Ex-Dividend Date (“Record Date”) are entitled to receive an amount representing dividends accumulated on Portfolio Securities through the quarterly dividend period which ends on the Business Day preceding such Ex-Dividend Date (including stocks with ex-dividend dates falling within such quarterly dividend period), net of fees and expenses, accrued daily for such period. For the purposes of all dividend distributions, dividends per Unit are calculated at least to the nearest 1/100th of $0.01. The payment of dividends is made on the last Business Day in the calendar month following each Ex-Dividend Date (“Dividend Payment Date”). Dividend payments are made through DTC and the DTC Participants to Beneficial Owners then of record with funds received from the Trustee.

Dividends payable to the Trust in respect of Portfolio Securities are credited by the Trustee to a non-interest bearing account as of the date on which the Trust receives such dividends. Other moneys received by the Trustee in respect of the Portfolio, including but not limited to the Cash Component, the Cash Redemption Payment, all moneys realized by the Trustee from the sale of options, warrants or other similar rights received or distributed in respect of Portfolio Securities as dividends or distributions and capital gains resulting from the sale of Portfolio Securities are credited by the Trustee to a non-interest bearing account. All funds collected or received are held by the Trustee without interest until distributed in accordance with the provisions of the Trust Agreement. To the extent the amounts credited to the account generate interest income or an equivalent benefit to the Trustee, such interest income or benefit is used to reduce the Trustee’s annual fee.

Any additional distributions the Trust may need to make so as to continue to qualify as a RIC under the Code and to avoid U.S. federal excise tax would consist of (a) an increase in the distribution scheduled for January to include any amount by which the Trust’s estimated “investment company taxable income” (determined prior to the deduction for dividends paid by the Trust) and net capital gains for a year exceeded the amount of Trust taxable income previously distributed with respect to such year or, if greater, the minimum amount required to avoid imposition of such excise tax, and (b) a distribution soon after actual annual “investment company taxable income” (determined prior to the deduction for dividends paid by the Trust) and net capital gain of the Trust have been computed, of the amount, if any, by which such actual income and gain exceeds the distributions already made. The ~~NAV~~net asset value of the Trust is reduced in direct proportion to the amount of such additional distributions. The magnitude of the additional distributions, if any, depends upon a number of factors, including the level of redemption activity experienced by the Trust. Because substantially all proceeds from the sale of stocks in connection with adjustments to the Portfolio are used to purchase shares of Index Securities, the Trust may have no cash or insufficient cash with which to pay such additional distributions. In that case, the Trustee will have to sell shares of Portfolio Securities sufficient to produce the cash required to make such additional distributions. In selecting the stocks to be sold to produce cash for such distributions, the Trustee chooses among the stocks that are over-weighted in the Portfolio relative to their weightings in the Index first and then from among all other stocks in such a manner to maintain the weightings of Portfolio Securities within the applicable Misweighting Amount.

As specified in the Trust Agreement, the Trustee may declare special dividends if the Trustee deems such action necessary or advisable to preserve the status of the Trust as a RIC or to avoid imposition of income or excise taxes on undistributed income or deems such action otherwise advantageous to the Trust (subject to certain limitations). The Trust Agreement also permits the Trustee to vary the frequency with which periodic distributions are made (e.g., from quarterly to monthly) if it is determined by the Sponsor and the Trustee that such a variance would be advisable to facilitate compliance with the rules and regulations applicable to RICs or would otherwise be advantageous to the Trust. In addition, the Trust Agreement permits the Trustee to change the regular Ex-Dividend Date for Units to another date within the month or quarter if it is determined by the Sponsor and the

Trustee that such a change would be advantageous to the Trust. Notice of any such variance or change shall be provided to Beneficial Owners via DTC and the DTC Participants.

All distributions are made by the Trustee through DTC and the DTC Participants to Beneficial Owners as recorded on the book entry system of DTC and the DTC Participants. With each distribution, the Trustee furnishes for distribution to Beneficial Owners a statement setting forth the amount being distributed, expressed as a dollar amount per Unit.

The settlement date for the creation of Units or the purchase of Units in the secondary market must occur on or before the Record Date in order for such creator or purchaser to receive a distribution on the next Dividend Payment Date. If the settlement date for such creation or a secondary market purchase occurs after the Record Date, the distribution will be made to the prior securityholder or Beneficial Owner as of such Record Date.

Any Beneficial Owner interested in acquiring additional Units with proceeds received from distributions described above may elect dividend reinvestment through DTC Participants by means of the Dividend Reinvestment Service, if such service is available through the Beneficial Owner’s broker.

As soon as practicable after notice of termination of the Trust, the Trustee will distribute via DTC and the DTC Participants to each Beneficial Owner redeeming Creation Units before the termination date specified in such notice a portion of Portfolio Securities and cash as described above. Otherwise, the Trustee will distribute to each Beneficial Owner (whether in Creation Unit size aggregations or otherwise), as soon as practicable after termination of the Trust, such Beneficial Owner’s pro rata share of the ~~NAV~~net asset value of the Trust.

INVESTMENTS BY INVESTMENT COMPANIES

Purchases of Units by investment companies are subject to restrictions pursuant to Section 12(d)(1) of the Investment Company Act of 1940. The Trust has received an SEC order that permits registered investment companies to invest in Units beyond these limits, subject to certain conditions and terms. One such condition is that registered investment companies relying on the order must enter into a written agreement with the Trust. Registered investment companies wishing to learn more about the order and the agreement should telephone 1-866-732-8673.

The Trust itself is also subject to the restrictions of Section 12(d)(1). This means that, absent an exemption or SEC relief, (a) the Trust cannot invest in any registered investment company, to the extent that the Trust would own more than 3% of that registered investment company’s outstanding Units, (b) the Trust cannot invest more than 5% of its total assets in the securities of any one registered investment company, and (c) the Trust cannot invest more than 10% of its total assets in the securities of registered investment companies in the aggregate.

ANNUAL REPORTS

Promptly after the end of each fiscal year, the Trustee furnishes to the DTC Participants for distribution to each person who was a Beneficial Owner of Units at the end of such fiscal year, an annual report of the Trust containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations.

BENEFIT PLAN INVESTOR CONSIDERATIONS

In considering the advisability of an investment in Units, fiduciaries of pension, profit sharing or other tax-qualified retirement plans and funded welfare plans or entities whose underlying assets include “plan assets” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (collectively, “Plans”) subject to the fiduciary responsibility requirements of ERISA, should consider whether an investment in Units (a) is permitted by the documents and instruments governing the Plan, (b) is made solely in the interest of participants and beneficiaries of the Plans, (c) is consistent with the prudence and diversification requirements of ERISA, and that the acquisition and holding of Units does not result in a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code. Individual retirement account (“IRA”) investors and certain other investors not subject to ERISA, such as Keogh Plans, should consider that such arrangements may make only such investments as are authorized by the governing instruments and that IRAs, Keogh Plans and certain other types of arrangements are subject to the prohibited transaction rules of Section

TIMING OF THE ISSUANCE OR SALE OF THE TRUST OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE TRUST UNITS ARE ISSUED OR REDEEMED.  S&P HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING, OR TRADING OF THE TRUST.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR USED TO CALCULATE THE INDEX AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY OR CONDITION, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, THE TRUSTEE, THE TRUST, OWNERS OF OR INVESTORS IN THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN OR USED TO CALCULATE THE INDEX.  S&P MAKES NO EXPRESS OR IMPLIED REPRESENTATIONS, WARRANTIES OR CONDITIONS, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OR CONDITIONS OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE AND ANY OTHER EXPRESS OR IMPLIED WARRANTY OR CONDITION WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS) RESULTING FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPDR TRADEMARK.  The “SPDR” trademark is used under license from Standard & Poor’s Financial Services LLC. No financial product offered by the Trust or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates. S&P makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. S&P is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. S&P has no obligation or liability in connection with the administration, marketing or trading of financial products. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P OR ITS AFFILIATES HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPONSOR

The Sponsor is a Delaware limited liability company incorporated on April 6, 1998 with offices c/o NYSE Euronext, 11 Wall Street, New York, New York 10005.  The Sponsor’s Internal Revenue Service Employer Identification Number is 26-4126158.  The Sponsor’s sole business activity is to act as the sponsor of the Trust and two other ETFs.  On October 1, 2008, the Sponsor became an indirect wholly-owned subsidiary of NYSE Euronext following the acquisition by NYSE Euronext of the American Stock Exchange LLC and all of its subsidiaries. NYSE Euronext is a “control person” of the Sponsor as such term is defined in the Securities Act of 1933.

The Sponsor, at its own expense, may from time to time provide additional promotional incentives to brokers who sell Units to the public. In certain instances, these incentives may be provided only to those brokers who meet certain threshold requirements for participation in a given incentive program, such as selling a significant number of Units within a specified period.

If at any time the Sponsor fails to undertake or perform or becomes incapable of undertaking or performing any of the duties which by the terms of the Trust Agreement are required to be undertaken or performed by it, and such failure is not cured within fifteen (15) Business Days following receipt of notice from the Trustee of such failure, or if the Sponsor resigns, or if the Sponsor is adjudged bankrupt or insolvent, or a receiver of the Sponsor or of its property is appointed, or a trustee or liquidator or any public officer takes charge or control of the Sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, the Trustee may appoint a successor Sponsor, agree to act as Sponsor itself, or terminate the Trust Agreement and liquidate the Trust. Upon the Trustee’s and a successor Sponsor’s execution of an instrument of appointment and assumption, the successor Sponsor succeeds to all of the rights, powers, duties and obligations of the original Sponsor. The successor Sponsor shall not be under any liability under the Trust Agreement for occurrences or omissions prior to the execution of such instrument. Any successor Sponsor may be compensated at rates deemed by the Trustee to be reasonable, but not exceeding the amounts prescribed by the SEC.

The Sponsor may resign by executing and delivering to the Trustee an instrument of resignation. Such resignation shall become effective upon the appointment of a successor Sponsor and the acceptance of appointment by the successor Sponsor, unless the Trustee either agrees to act as Sponsor or terminates the Trust Agreement and liquidates the Trust. The Trustee shall terminate the Trust Agreement and liquidate the Trust if, within sixty (60) days following the date on which a notice of resignation was delivered by the Sponsor, a successor Sponsor has not been appointed or the Trustee has not agreed to act as Sponsor.

The Trust Agreement provides that the Sponsor is not liable to the Trustee, the Trust or to the Beneficial Owners of Units for taking or refraining from taking any action in good faith, or for errors in judgment, but is liable only for its own gross negligence, bad faith, willful misconduct or willful malfeasance in the performance of its duties or its reckless disregard of its obligations and duties under the Trust Agreement. The Sponsor is not liable or responsible in any way for depreciation or loss incurred by the Trust because of the purchase, continued holding or sale of any Portfolio Securities. The Trust Agreement further provides that the Sponsor and its directors, shareholders, officers, employees, subsidiaries and affiliates under common control with the Sponsor shall be indemnified from the assets of the Trust and held harmless against any loss, liability or expense incurred without gross negligence, bad faith, willful misconduct or willful malfeasance on the part of any such party arising out of or in connection with the performance of its obligations or reckless disregard of its obligations and duties under the Trust Agreement, including the payment of the costs and expenses (including counsel fees) of defending against any claim or liability.

The following information is being provided with respect to each officer and member of the Sponsor as at January [23], 2012.

Name	Nature of Relationship or Affiliation with Sponsor
Joseph Mecane	President
Laura Morrison	Senior Vice President
Janet McGinness	Secretary
NYSE MKT, LLC	Member

The principal business address for each of the officers and members listed above is c/o NYSE Euronext, 11 Wall Street, New York, New York 10005.  None of the officers listed above either directly or indirectly owns, controls or holds with power to vote any of the outstanding limited liability company interests of the Sponsor.  All of the outstanding limited liability company interests of the Sponsor are owned by NYSE MKT, LLC as the sole member of the Sponsor.

None of the individuals listed above either directly or indirectly owns, controls or holds with power to vote any of the outstanding Units of the Trust.

Other Companies of which Each of the Persons1 Named Above is Presently an Officer, Director or Partner

Person Named Above	Name and Principal Business Address of such Other Company	Nature of Business of such Other Company	Nature of Affiliation with such Other Company

Joseph Mecane	NYSE Euronext, 11 Wall Street, New York, New York 10005	Global operator of financial markets and provider of trading technologies.	Executive Vice President

	New York Block Exchange LLC, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	Director

1 Exclude persons whose affiliation with the Sponsor arises solely by virtue of stock ownership (as defined under Section 2(a)(3)(A) of the Investment Company Act of 1940).

	NYSE Amex Options LLC, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	Director

	NYSE IP LLC, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	Chief Executive Officer

	NYSE MKT, LLC, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	President and Chief Executive Officer

Laura Morrison	NYSE Euronext, 11 Wall Street, New York, New York 10005	Global operator of financial markets and provider of trading technologies.	Senior Vice President

	The Borough of Manhattan Community College Foundation, c/o the City University of New York, 199 Chambers Street, New York, NY 10007	Not-for-profit organization whose sole business is to support the Borough of Manhattan Community College.	Director, Treasurer and Secretary

Janet McGinness2	NYSE Euronext, 11 Wall Street, New York, New York 10005	Subsidiary of global operator of financial markets and provider of trading technologies.	Senior Vice President and Secretary

Joseph Mecane has been employed by NYSE Euronext (or its predecessors) since May 2008.  From November 2004 until May 2008, Mr. Mecane was a Managing Director in the Equities Division of UBS Investment Bank, where he was responsible for overseeing the firm’s wholesale and retail trade-execution business. Laura Morrison has been employed by NYSE Euronext (or its predecessors) since 1995.  Janet McGinness has been employed by NYSE Euronext (or its predecessors) since 2006.

TRUSTEE

The Trustee is a banking corporation organized under the laws of New York with trust powers. The Trustee's office is at 2 Hanson Place, 9th Floor, Brooklyn, NY 11217.  The Trustee’s Internal Revenue Service Employer Identification Number is 13-5160382.  The Trustee is subject to supervision and examination by the Federal Reserve Bank of New York and the New York State Financial Services Department.

2 In addition to her positions with the Sponsor and NYSE Euronext, Ms. McGinness is a Director and/or an officer (e.g., Senior Vice President, Vice President, Associate General Counsel, Secretary, Assistant Secretary) of 25 other subsidiaries of NYSE Euronext.

DISTRIBUTOR

The Distributor is a corporation organized under the laws of the State of Colorado and is located at 1290 Broadway, Suite 1100, Denver, CO 80203. The Distributor is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (“FINRA”). The Sponsor pays the Distributor for its services a flat annual fee of $35,000. The Sponsor will not seek reimbursement for such payment from the Trust without obtaining prior exemptive relief from the SEC.

TRUST AGREEMENT

Beneficial Owners shall not (a) have the right to vote concerning the Trust, except with respect to termination and as otherwise expressly set forth in the Trust Agreement, (b) in any manner control the operation and management of the Trust, or (c) be liable to any other person by reason of any action taken by the Sponsor or the Trustee. The Trustee has the right to vote all of the voting stocks in the Trust. The Trustee votes the voting stocks of each issuer in the same proportionate relationship as all other shares of each such issuer are voted to the extent permissible and, if not permitted, abstains from voting. The Trustee shall not be liable to any person for any action or failure to take any action with respect to such voting matters.

The death or incapacity of any Beneficial Owner does not operate to terminate the Trust nor entitle such Beneficial Owner’s legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding up of the Trust.

Amendments to the Trust Agreement

The Trust Agreement may be amended from time to time by the Trustee and the Sponsor without the consent of any Beneficial Owners (a) to cure any ambiguity or to correct or supplement any provision that may be defective or inconsistent or to make such other provisions as will not adversely affect the interests of Beneficial Owners; (b) to change any provision as may be required by the SEC; (c) to add or change any provision as may be necessary or advisable for the continuing qualification of the Trust as a “regulated investment company” under the Code; (d) to add or change any provision as may be necessary to implement a dividend reinvestment plan or service; (e) to add or change any provision as may be necessary or advisable if NSCC or DTC is unable or unwilling to continue to perform its functions; (f) to add or change any provision to conform the adjustments to the Portfolio and the Portfolio Deposit to changes, if any, made by S&P in its method of determining the Index; and (g) to make changes to the Transaction Fee and related amounts as long as they do not exceed 0.30% of the NAV of the Trust per year. The Trust Agreement may also be amended by the Sponsor and the Trustee with the consent of the Beneficial Owners of 51% of the outstanding Units to add provisions to, or change or eliminate any of the provisions of, the Trust Agreement or to modify the rights of Beneficial Owners, although the Trust Agreement may not be amended without the consent of the Beneficial Owners of all outstanding Units if such amendment would (a) permit the acquisition of any securities other than those acquired in accordance with the terms and conditions of the Trust Agreement; (b) reduce the interest of any Beneficial Owner in the Trust; or (c) reduce the percentage of Beneficial Owners required to consent to any such amendment.

Promptly after the execution of an amendment, the Trustee inquires of each DTC Participant, either directly or through a third party, as to the number of Beneficial Owners for whom such DTC Participant holds Units, and provides each such DTC Participant or third party with sufficient copies of a written notice of the substance of such amendment for transmittal by each such DTC Participant to Beneficial Owners.

Termination of the Trust Agreement

The Trust Agreement provides that the Sponsor has the discretionary right to direct the Trustee to terminate the Trust if at any time the ~~NAV~~net asset value of the Trust is less than $100,000,000, as ~~such dollar amount shall be~~ adjusted for inflation in accordance with the CPI-U~~. This adjustment is to take effect~~ at the end of ~~the fourth year following April 27, 1995 and at the end of~~ each year ~~thereafter and to be made so as to reflect the percentage increase in consumer prices as set forth in the CPI-U for the twelve month period ending in the last month of the preceding fiscal year~~from (and including) 1999.

The Trust may be terminated (a) by the agreement of the Beneficial Owners of 66 2/3% of outstanding Units; (b) if DTC is unable or unwilling to continue to perform its functions as set forth under the Trust Agreement and a comparable replacement is unavailable; (c) if NSCC no longer provides clearance services with respect to Trust Units, or if the Trustee is no longer a participant in NSCC; (d) if S&P ceases publishing the Index; or (e) if the License Agreement is terminated. The Trust will be terminated if Units are delisted from the Exchange. The Trust is scheduled to terminate on the first to occur of (a) April 27, 2120 or (b) the date 20 years after the death of the last survivor of eleven persons named in the Trust Agreement, the oldest of whom was born in 1990 and the youngest of whom was born in 1993.

The Trust will terminate if either the Sponsor or the Trustee resigns and a successor is not appointed. The Trust will also terminate if the Trustee is removed or the Sponsor fails to undertake or perform or becomes incapable of undertaking or performing any of the duties required under the Trust Agreement and a successor is not appointed. The dissolution of the Sponsor or its ceasing to exist as a legal entity for any cause whatsoever, however, will not cause the termination of the Trust Agreement or the Trust unless the Trust is terminated as described above.

Prior written notice of the termination of the Trust must be given at least twenty (20) days before termination of the Trust to all Beneficial Owners. The notice must set forth the date on which the Trust will be terminated, the period during which the assets of the Trust will be liquidated, the date on which Beneficial Owners of Units (whether in Creation Unit size aggregations or otherwise) will receive in cash the NAV of the Units held, and the date upon which the books of the Trust shall be closed. The notice shall further state that, as of the date thereof and thereafter, neither requests to create additional Creation Units nor Portfolio Deposits will be accepted, and that, as of the date thereof and thereafter, the portfolio of stocks delivered upon redemption shall be identical in composition and weighting to Portfolio Securities as of such date rather than the stock portion of the Portfolio Deposit as in effect on the date request for redemption is deemed received. Beneficial Owners of Creation Units may, in advance of the Termination Date, redeem in kind directly from the Trust.

Within a reasonable period after the Termination Date, the Trustee shall, subject to any applicable provisions of law, sell all of the Portfolio Securities not already distributed to redeeming Beneficial Owners of Creation Units. The Trustee shall not be liable or responsible in any way for depreciation or loss incurred because of any such sale. The Trustee may suspend such sales upon the occurrence of unusual or unforeseen circumstances, including but not limited to a suspension in trading of a stock, the closing or restriction of trading on a stock exchange, the outbreak of hostilities or the collapse of the economy. The Trustee shall deduct from the proceeds of sale its fees and all other expenses and transmit the remaining amount to DTC for distribution, together with a final statement setting forth the computation of the gross amount distributed. Units not redeemed before termination of the Trust will be redeemed in cash at NAV based on the proceeds of the sale of Portfolio Securities, with no minimum aggregation of Units required.

LEGAL OPINION

The legality of the Units offered hereby has been passed upon by [_________________], New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND FINANCIAL STATEMENTS

The financial statements as of September 30, 2012 included in this prospectus  have been so included in reliance upon the report of [_____________], independent registered public accounting firm, [_____________], given on the authority of said firm as experts in auditing and accounting.

CODE OF ETHICS

The Trust has adopted a code of ethics in compliance with Rule 17j-1 requirements under the Investment Company Act of 1940. Subject to pre-clearance, reporting, certification and other conditions and standards, the code permits personnel subject to the code, if any, to invest in Index Securities for their own accounts. The code is designed to prevent fraud, deception and misconduct against the Trust and to provide reasonable standards of conduct. The code is on file with the SEC and you may obtain a copy by visiting the SEC at the address listed on the back cover of this prospectus. The code is also available on the SEC’s Internet site at http://www.sec.gov. A copy may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing the SEC at the address listed on the back cover of this prospectus.

INFORMATION AND COMPARISONS RELATING TO
SECONDARY MARKET TRADING AND PERFORMANCE

One important difference between Units and conventional mutual fund shares is that Units are available for purchase or sale on an intraday basis on the Exchange~~. An investor who buys~~ at market prices. In contrast, shares in a conventional mutual fund ~~will buy or sell shares~~may be purchased or redeemed only at a price at, or related to, the closing ~~NAV~~net asset value per share, as determined by the fund. ~~In contrast, Units are not offered for purchase or redeemed for cash at a fixed relationship to closing NAV. The tables below illustrate~~ The table below illustrates the distribution relationship ~~of Units closing prices to NAV for the period May 4, 1995 (the first trading date of the Trust) through December 31, 2012, the distribution relationships of high, low and closing prices over the same period, and distribution~~ of bid/ask spreads to NAV for 2012. ~~These tables~~This table should help investors evaluate some of the advantages and disadvantages of Units relative to ~~funds sold~~mutual fund shares purchased and redeemed at prices at, or related to, the closing ~~NAV~~net asset value per share. Specifically, the ~~tables illustrate~~table illustrates in an approximate way the risks of ~~buying~~purchasing or selling Units at prices less favorable than closing NAV and, correspondingly, the opportunities to ~~buy~~purchase or sell at prices more favorable than closing NAV.
~~An investor may wish to evaluate the opportunity to buy or sell Units in the secondary market on an intraday basis versus the assurance of a transaction at or related to closing NAV that is provided by a mutual fund. To assist investors in making this comparison, the table immediately below illustrates the distribution of percentage ranges between the high and the low price each day and between each extreme daily value and the closing NAV for all trading days from May 4, 1995 through December 31, 2012. The investor may wish to compare these ranges with the average bid/ask spread on Units and add any commissions charged by a broker. The trading ranges for this period will not necessarily be typical of trading ranges in future years and the bid/ask spread on Units may vary materially over time and may be significantly greater at times in the future. There is some evidence, for example, that the bid/ask spread will widen in markets that are more volatile and narrow when markets are less volatile. Consequently, the investor should expect wider bid/ask spreads to be associated with wider daily spread ranges.~~

~~[Daily Percentage Price Ranges: Average and Frequency Distribution for~~
~~the Trust and the Index:~~
~~Highs and Lows vs. Close*~~
~~(from inception of trading through 12/31/2012)]~~
~~INDEX~~
			~~Intraday High Value Above Closing Value~~		~~Intraday Low Value~~
	~~Daily % Price Range~~		~~Above Closing Value~~ 		~~Below Closing Value~~
~~Range~~	~~Frequency~~ 	~~% of Total~~ 	~~Frequency~~ 	~~% of Total~~ 	~~Frequency~~ 	~~% of Total~~
 ~~0—0.25%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~0.25—0.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~0.5—1.0%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~1.0—1.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~1.5—2.0%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~2.0—2.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~2.5—3.0%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~3.0—3.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~>3.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~Total~~	~~[__]~~	~~100.00%~~	~~[__]~~	~~100.00%~~	~~[__]~~	~~100.00%~~

~~Average Daily Range: [____]%~~
~~TRUST~~
			~~Intraday High Value Above Closing Value~~		~~Intraday Low Value~~
	~~Daily % Price Range~~ 		~~Above Closing Value~~ 		~~Below Closing Value~~
~~Range~~	~~Frequency~~ 	~~% of Total~~ 	~~Frequency~~ 	~~% of Total~~ 	~~Frequency~~ 	~~% of Total~~
 ~~0—0.25%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~0.25—0.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~0.5—1.0%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~1.0—1.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~1.5—2.0%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~2.0—2.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~2.5—3.0%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~3.0—3.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~>3.5%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~	~~[__]~~	~~[__]%~~
~~Total~~	~~[__]~~	~~100.00%~~	~~[__]~~	~~100.00%~~	~~[__]~~	~~100.00%~~

~~Average Daily Range: [____]%~~
~~____________~~
~~*~~	~~Source: Bloomberg~~

~~[~~Frequency Distribution of Discounts and Premiums for the Trust:
~~Closing Price vs. NAV as of 12/31/12(1)(2)]~~
		~~Calendar~~	~~Calendar~~	~~Calendar~~	~~Calendar~~		~~From~~
		~~Quarter~~	~~Quarter~~	~~Quarter~~	~~Quarter~~	~~Calendar~~	~~5/4/1995~~
		~~Ending~~	~~Ending~~	~~Ending~~	~~Ending~~	~~Year~~	~~through~~
~~Range~~		~~3/31/2012~~	~~6/30/2012~~	~~9/30/2012~~	~~12/31/2012~~	~~2012~~	~~12/31/2012~~
~~> 200~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~150—200~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~100—150~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~50—100~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~25—50~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~0—25~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Total Days~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~at Premium~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Closing Price~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Equal to NAV~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Total Days~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~at Discount~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~0— -25~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~-25— -50~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~-50— -100~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~-100— -150~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~-150— -200~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~< -200~~	~~Days~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~
~~Basis Points~~	~~%~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~	~~[__]~~

~~[Close was within [0.50]% of NAV better than [___]% of the time from May 4, 1995 (the first day of trading) through December 31, 2012.]~~
~~____________~~
~~(1)~~	~~[Source: NYSE Euronext]~~

~~(2)~~
~~[Currently, the closing price is the last price on NYSE Arca.  Through November 28, 2008, the closing price was the last price on NYSE Alternext US (formerly the American Stock Exchange and now NYSE MKT).]~~

~~Frequency Distribution of Discounts and Premiums for the Trust:~~
Bid/Ask Price vs. NAV as of 12/31/12(1)(2)

		Calendar	Calendar	Calendar	Calendar
		Quarter	Quarter	Quarter	Quarter	Calendar
		Ending	Ending	Ending	Ending	Year
Range		3/31/2012	6/30/2012	9/30/2012	12/31/2012	2012
> 200	Days	[__]	[__]	[__]	[__]	[__]
Basis Points	%	[__]	[__]	[__]	[__]	[__]
150—200	Days	[__]	[__]	[__]	[__]	[__]
Basis Points	%	[__]	[__]	[__]	[__]	[__]
100—150	Days	[__]	[__]	[__]	[__]	[__]
Basis Points	%	[__]	[__]	[__]	[__]	[__]
50—100	Days	[__]	[__]	[__]	[__]	[__]
Basis Points	%	[__]	[__]	[__]	[__]	[__]
25—50	Days	[__]	[__]	[__]	[__]	[__]
Basis Points	%	[__]	[__]	[__]	[__]	[__]
0—25	Days	[__]	[__]	[__]	[__]	[__]
Basis Points	%	[__]	[__]	[__]	[__]	[__]
Total Days	Days	[__]	[__]	[__]	[__]	[__]
at Premium	%	[__]	[__]	[__]	[__]	[__]
Closing Price	Days	[__]	[__]	[__]	[__]	[__]
Equal to NAV	%	[__]	[__]	[__]	[__]	[__]
Total Days	Days	[__]	[__]	[__]	[__]	[__]
at Discount	%	[__]	[__]	[__]	[__]	[__]
0— -25	Days	[__]	[__]	[__]	[__]	[__]
Basis Points	%	[__]	[__]	[__]	[__]	[__]
-25— -50	Days	[__]	[__]	[__]	[__]	[__]
Basis Points	%	[__]	[__]	[__]	[__]	[__]
-50— -100	Days	[__]	[__]	[__]	[__]	[__]
Basis Points	%	[__]	[__]	[__]	[__]	[__]
-100— -150	Days	[__]	[__]	[__]	[__]	[__]
Basis Points	%	[__]	[__]	[__]	[__]	[__]
-150— -200	Days	[__]	[__]	[__]	[__]	[__]
Basis Points	%	[__]	[__]	[__]	[__]	[__]
< -200	Days	[__]	[__]	[__]	[__]	[__]
Basis Points	%	[__]	[__]	[__]	[__]	[__]

[Close was within [0.25]% of NAV better than [___]% of the time ~~through December 31,~~throughout 2012.]
____________

(1)	[Source: NYSE Euronext]

(2)	[Currently, the bid/ask price is the midpoint of the best bid and best offer prices on NYSE Arca at the time the Trust’s NAV is calculated, ordinarily 4:00 p.m.]

Comparison of Total Returns Based on NAV and Bid/Ask Price(1)
as of 12/31/12*

Cumulative Total Return

	1 Year	5 Year	10 Year
Trust
Return Based on NAV (2)(3)(4)(5)	[__]%	[__]%	[__]%
Return Based on Bid/Ask Price (2)(3)(4)(5)	[__]%	[__]%	[__]%
Index	[__]%	[__]%	[__]%

Average Annual Total Return**

	1 Year	5 Year	10 Year
Trust
Return Based on NAV (2)(3)(4)(5)	[__]%	[__]%	[__]%
Return Based on Bid/Ask Price (2)(3)(4)(5)	[__]%	[__]%	[__]%
Index	[__]%	[__]%	[__]%
____________

(1)
[Currently, the bid/ask price is the midpoint of the best bid and best offer prices on NYSE Arca at the time the Trust’s NAV is calculated, ordinarily 4:00 p.m.  Through November 28, 2008, the bid/ask price was the midpoint of the best bid and best offer prices on NYSE Alternext US (formerly the American Stock Exchange and now NYSE MKT) at the close of trading, ordinarily 4:00 p.m.]

(2)	Total return figures have been calculated in the manner described above in “Summary—Trust Performance.”

(3)	Includes all applicable ordinary operating expenses set forth above in “Summary—Fees and Expenses of the Trust.”

(4)
Does not include the Transaction Fee which is payable to the Trustee only by persons purchasing and redeeming Creation Units as discussed above in “Purchases and Redemptions of Creation Units.” If these amounts were reflected, returns to such persons would be less than those shown.

(5)
Does not include brokerage commissions and charges incurred only by persons who make purchases and sales of Units in the secondary market as discussed above in “Exchange Listing and Trading—Secondary Trading on Exchanges.” If these amounts were reflected, returns to such persons would be less than those shown.

*	Source: NYSE Euronext and The Bank of New York Mellon.
**	Total returns assume that dividends and capital gain distributions have been reinvested in the Trust at the ~~net asset value per Unit~~NAV.

SPDR S&P MIDCAP 400 ETF TRUST (“MDY”)
SPONSOR: PDR SERVICES LLC

This prospectus does not include all of the information with respect to MDY set forth in its Registration Statement filed with the SEC in Washington, D.C. under the:

•	Securities Act of 1933 (File No. 33-89088) and

•	Investment Company Act of 1940 (File No. 811-08972).

To obtain copies from the SEC at prescribed rates—

WRITE: Public Reference Section of the SEC
100 F Street, N.E., Washington, D.C. 20549
CALL: 1-800-SEC-0330
VISIT: http://www.sec.gov

No person is authorized to give any information or make any representation about MDY not contained in this prospectus, and you should not rely on any other information. Read and keep both parts of this prospectus  for future reference.

PDR Services LLC has filed a registration statement on Form S-6 and Form N-8B-2 with the SEC covering the Units. While this prospectus  is a part of the registration statement on Form S-6, it does not contain all the exhibits filed as part of the registration statement on Form S-6. You should consider reviewing the full text of those exhibits.

Prospectus dated ~~[~~January ~~__~~[24], 2013

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, SPDR S&P MidCap 400 ETF Trust, certifies that it meets all of the requirements for effectiveness of this Post Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this ~~amendment~~Post Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the ~~31st~~[24th] day of ~~October~~January, ~~2012~~2013.

SPDR S&P MIDCAP 400 ETF TRUST (Registrant) By: PDR Services LLC By: ~~/s/ Joe Mecane~~ Name: ~~Joe~~Joseph Mecane Title: President

Pursuant to the requirements of the Securities Act of 1933, this ~~amendment~~Post Effective Amendment to the Registration Statement has been signed below on behalf of PDR Services LLC, the Depositor, by the following persons in the capacities and on the date indicated.

PDR SERVICES LLC

Name	Title/Office	Date
~~/s/ Joe Mecane~~	President of PDR Services LLC*	January [24], 2013
~~Joe~~Joseph Mecane

~~/s/ Laura Morrison~~	Senior Vice President of PDR Services LLC	January [24], 2013
Laura Morrison
____________

*	The President of PDR Services LLC also undertakes all the duties and responsibilities of, and performs all functions of, the principal financial officer of PDR Services LLC.